As filed with the Securities and Exchange Commission on August 7, 2003

Registration No. 333-107155

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LESLIE’S POOLMART, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5999	95-4620298
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3925 E. Broadway Road, Suite 100

Phoenix, Arizona 85040

(602) 366-3999

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lawrence H. Hayward

President and Chief Executive Officer

Leslie’s Poolmart, Inc.

3925 E. Broadway Road, Suite 100

Phoenix, Arizona 85040

(602) 366-399

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO:

Jennifer Bellah Maguire, Esq.

Gibson, Dunn & Crutcher, LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7986

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

10 3/8% Senior Notes due 2008	$56,485,000	100%	$56,485,000	$4,570

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS

$56,485,000

LESLIE’S POOLMART, INC.

OFFER TO EXCHANGE

NEW 10 3/8% SENIOR NOTES DUE 2008, SERIES B

FOR $56,485,000 OUTSTANDING PRINCIPAL AMOUNT OF

EXISTING 10 3/8% SENIOR NOTES DUE 2008, SERIES A

(CUSIP No. 527069 AD 0)

The Exchange Offer will expire at 5:00 p.m. New York City Time,

on September 8, 2003, unless extended

TERMS OF THE EXCHANGE OFFER:

•	We will exchange all outstanding notes that are validly tendered by persons that are not affiliates of Leslie’s and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

•	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

•	We will not receive any proceeds from the exchange offer. We will pay the expenses of the exchange offer.

INFORMATION ABOUT THE NEW NOTES

•	The terms of the new notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes do not apply.

•	We will pay interest on the new notes on January 15 and July 15 of each year. The first payment will be on January 15, 2004.

•	We may redeem the new notes on or after July 15, 2005 at the redemption prices on page 47 of this prospectus. In addition, at any time on or prior to July 15, 2005, we may redeem up to $20.0 million in aggregate principal amount of the new notes with the cash proceeds of one or more public equity offerings at a redemption price of 110.375% plus accrued interest, provided that at least $20.0 million of the aggregate principal amount of the new notes remains outstanding after such redemption.

•	The new notes will be general unsecured obligations and will rank equal in the right of payment to all of our other senior indebtedness and senior to all of our subordinated indebtedness. The new notes will be effectively subordinate to any of our secured indebtedness, including our current credit facility.

•	There is no existing market for the new notes to be issued and we do not intend to apply for their listing on any securities exchange.

See the “Description of Notes” section beginning on page 46 for more information about the new notes to be issued in this exchange offer.

The new notes involve substantial risks similar to those associated with the outstanding notes. See the section entitled “Risk Factors” beginning on page 8 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities and exchange commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 7, 2003

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Information included in this prospectus (as well as information included in oral statements or other written statements made by the Company) may contain statements that are forward-looking, such as statements relating to plans for future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to domestic economic conditions, seasonal and weather fluctuations, expansion and other activities of competitors, changes in federal or state environmental laws and the administration of such laws and the general condition of the economy and its effect on the securities markets.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission (the “Commission”) in Washington, D.C. a registration statement on Form S-4, File No. 333-107155, (the “registration statement”) under the Securities Act with respect to the new notes offered hereby. As used herein, the term “registration statement” means the initial registration statement and any and all amendments thereto. This prospectus forms a part of the registration statement, but does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about the new notes, the exchange offer and us, reference is hereby made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Upon completion of the exchange offer, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports with the Commission. If for any reason we are not subject to the reporting requirements of the Exchange Act in the future, we will still be required under the indenture governing the new notes to file with the Commission and furnish the holders with certain financial and reporting information. See “Description of New Notes—Certain Covenants—Reports to Holders” for the information we are required to provide and file with the Commission. In addition, our indenture for our 10 3/8% Senior Notes due 2004 has required us to file similar information with the Commission since 1997.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this prospectus. Unless otherwise referred to herein or the context otherwise requires, references to “Leslie’s”, “the Company”, “we”, “us” and “our” means Leslie’s Poolmart, Inc., our predecessors by merger and our consolidated subsidiaries. Our fiscal years end on the Saturday closest to September 30.

THE COMPANY

We are the leading national specialty retailer of swimming pool supplies and related products. These products primarily consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, and also include fun, safety and fitness-oriented recreational items. We currently market our products under the trade name Leslie’s Swimming Pool Supplies through 438 company-owned retail stores in 36 states and through mail order catalogs sent to selected pool owners nationwide.

We provide our customers a comprehensive selection of high quality products, competitive every day low prices and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance at convenient store locations. Our everyday low prices are generally comparable to or better than those offered by any of our competitors, including mass merchandisers and home centers. Our typical store contains 3,700 square feet of space, is located either in a strip center or on a freestanding site in an area of heavy retail activity, and draws its customers primarily from a trade area with a radius of approximately three miles. We maintain a proprietary mailing list of more than 5.2 million addresses, including approximately 88% of the residential in-ground pools in the United States. This highly focused list of target customers is central to our direct mail marketing efforts, which support both our retail store and mail order operations. We believe that the Leslie’s name is one of the most recognized brands in pool supplies and represents an image of quality to consumers. In fiscal 2002, Leslie’s brand name products accounted for approximately 50% of the Company’s total sales.

Our headquarters are at 3925 E. Broadway Road, Suite 100, Phoenix, Arizona 85040 and our telephone number is (602) 366-3999.

SUMMARY OF THE EXCHANGE OFFER

The following is a summary of the principal terms of the exchange offer. More detailed information is found in the section “The Exchange Offer.” The term “old notes” refers to our outstanding 10 3/8% Senior Notes due 2008, Series A, and the term “new notes” refers to our new 10 3/8% Senior Notes due 2008, Series B being registered hereunder. The term “indenture” refers to the indenture that governs both the old notes and the new notes. The form and terms of the new notes will be the same as those of the old notes except that the new notes will have been registered under the Securities Act of 1933, as amended, and hence will not be subject to transfer restrictions imposed by the Securities Act, registration rights and related liquidated damages provisions applicable to the old notes.

The Exchange Offer	We are offering to exchange an aggregate of $56,485,000 principal amount of new notes for a like principal amount of old notes. The old notes may be exchanged only in multiples of $1,000 principal amount. This offer is only being made to persons who are not “affiliates” of Leslie’s as such term is defined in Rule 405 under the Securities Act. We will issue the new notes on or promptly after the exchange offer expires. See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 8, 2003, unless we extend it.

Conditions to the Exchange Offer	The exchange offer is subject to specified conditions, which we may waive in whole or in part and from time to time in our discretion. See “The Exchange Offer—Certain Conditions to the Exchange Offer.” The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

Procedures for Tendering Old Notes

If you want to accept the exchange offer, you must:

•      complete and sign the letter of transmittal,

•      have the signature thereon guaranteed if required by the letter of transmittal, and

•      mail or deliver the letter of transmittal, together with the old notes or a notice of guaranteed delivery and any other required documents (such as evidence of authority to act satisfactory to us in our sole discretion, if the letter of transmittal is signed by someone acting in a fiduciary or representative capacity), to the exchange agent prior to 5:00 p.m. New York City time on the expiration date.

If you are beneficial owner of the old notes and your old notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and you wish to tender old notes in the exchange offer, you should instruct such entity or person to promptly tender on your behalf. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures

If you hold old notes and you wish to tender your old notes and (i) your old notes are not immediately available or (ii) you cannot deliver your old notes or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date (or complete the procedure for book-entry transfer on a timely basis), you may tender your old notes according to the guaranteed delivery procedures set forth in the letter of transmittal. See “The Exchange Offer—Guaranteed Delivery Procedures.”

The letter of transmittal provides that each holder of old notes (other than participating broker-dealers) will represent to us that, among other things, the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, that neither such holder of old notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes and that neither the holder nor any such person is an “affiliate” of the Company, as defined in Rule 405 under the Securities Act. Any tendered old notes not accepted for exchange for any reason will be returned promptly after the expiration or termination of the exchange offer. See “The Exchange Offer.”

Withdrawal Rights	You may withdraw the tender of your old notes at any time on or prior to the expiration date by delivering a written notice of the exchange agent. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all old notes which are properly tendered in the exchange offer prior to the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Resales of New Notes	Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell or otherwise transfer new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•      you are acquiring the new notes in the ordinary course of your business;

•      you have no arrangement or understanding with any person to participate in the distribution of such new notes

•      you are not an affiliate of the Company within the meaning of Rule 405 under the Securities Act; and

•      you are not broker-dealer who purchases such new notes directly from us to resell pursuant to Rule 144A of any other available exemption under the Securities Act.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Consequences of Failure to Exchange	If you do not exchange some or all of your old notes for new notes pursuant to the exchange offer, the old notes that are not tendered will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exception from, or in a transaction not subject to, the Securities Act and applicable state securities laws. If we complete the exchange offer, you will have no further rights to registration or liquidated damages pursuant to the registration rights agreement. See “The Exchange Offer—Consequences of Failure to Exchange” and “Description of Notes.”

Material Tax Considerations	Your acceptance of the exchange offer and the related exchange of your old notes for new notes will not be a taxable exchange for United States federal income tax purposes, and you will have the same adjusted basis and holding period in the new notes as in the old notes immediately before the exchange.

Registration Rights Agreement	We entered into exchange agreements with holders representing more than half of the holders of our 10 3/8% Senior Notes due 2004 pursuant to which we exchanged the old notes for the 10 3/8% Senior Notes due 2004 held by them. In connection with those exchanges, we entered into several registration rights agreements which require us to exchange the old notes for the new notes. This exchange offer is intended to satisfy the registration rights under such registration rights agreements. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

Exchange Agent	The Bank of New York is the exchange agent. The address and telephone number of the exchange agent are set forth in “The Exchange Offer—Exchange Agent.”

THE NEW NOTES

Securities Offered	$56,485,000 principal amount of 10 3/8% Senior Notes due 2008.

Maturity	July 15, 2008.

Interest Payment Dates	January 15 and July 15 of each year, commencing on January 15, 2004.

Optional Redemption	On or after July 15, 2005, we may redeem the new notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to July 15, 2005, we may redeem up to $20.0 million aggregate principal amount of the new notes with the net cash proceeds of one or more public equity offerings at a redemption price equal to 110.375% of the amount redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least $20.0 million aggregate principal amount of the new notes remains outstanding immediately after any such redemption. See “Description of Notes—Optional Redemption Upon Public Equity Offerings.”

Change of Control	If we experience a change of control, we will be required to make an offer to repurchase the new notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See “Description of Notes—Change of Control.”

Ranking	The new notes will be general unsecured obligations and will rank equally to all of our other senior indebtedness and will rank senior to all of our subordinated indebtedness. The new notes will effectively be subordinated to any of our secured indebtedness, including any borrowings under our current credit facility. See “Description of Notes.”

Covenants

The indenture governing the new notes limits our and our subsidiaries ability to, among other things:

•      incur additional indebtedness

•      pay dividends on, and redeem, our or our subsidiaries’ capital stock, redeem our subordinated obligations and make investments,

•      sell our material assets,

•      sell or issue restricted subsidiary stock,

•      create liens on our or our subsidiaries’ assets,

•      consolidate, merge or transfer of all or substantially all of the our assets; and

•      engage in transactions with our affiliates. See “Description of Notes—Certain Covenants.”

RISK FACTORS

In addition to the other information set forth in this prospectus, you should carefully consider the following risk factors prior to tendering your old notes in the exchange offer. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this prospectus.

Risks Related to the New Notes and Our Indebtedness

You must comply with the procedures for the exchange offer in order to receive the new notes.

The new notes will be issued in exchange for old notes only after timely receipt by the exchange agent of the old notes. Therefore, if you desire to tender your old notes in exchange for new notes you should allow sufficient time to ensure timely delivery. The exchange agent does not have any duty to give notification of defects or irregularities, and neither do we.

Old notes that are not tendered will be subject to transfer restrictions and a limited trading market.

Your old notes that are not tendered or are tendered but not accepted will, following consummation of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, if you tender in the exchange offer for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected. See “The Exchange Offer.”

The new notes may be subject to transfer restrictions imposed by state securities laws.

In order to comply with the securities laws of some jurisdictions, you may not offer or resell the new notes unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration of qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the new notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and some institutional buyers. Other exemptions under applicable state securities laws may also be available.

We are highly leveraged and have substantial debt service obligations that could restrict our ability to grow and operate successfully.

We are highly leveraged and have indebtedness that is substantial in relation to our stockholders’ equity. As of March 29, 2003, we had an aggregate of approximately $109 million of outstanding senior indebtedness for borrowed money (including the notes), approximately $47 million (liquidation preference) of outstanding preferred stock and approximately ($72) million of stockholders’ equity. The degree to which we are leveraged could have important consequences to you, including the following:

•	we may be less able to obtain financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	much of our cash flow from operations must go to the payment of interest on the new notes and interest and principal on our other indebtedness, reducing funds available for other purposes;

•	the agreements governing our long-term indebtedness contain restrictive financial and operating covenants;

•	indebtedness under our credit facility is at variable rates of interest, which makes us vulnerable to interest rate increases;

•	our credit facility debt is secured by substantially all of our assets and will become due before the principal on the new notes is due;

•	we are more leveraged than some of our competitors, which may be a competitive disadvantage;

•	we may have difficulty adjusting rapidly to changing market conditions; and

•	our substantial leverage could make us more vulnerable in the event of a downturn in general economic conditions, repeated years of unfavorable weather conditions or other adverse events in our business.

The new notes are unsecured and subordinated to our senior indebtedness.

The new notes are unsecured and therefore, are effectively junior to any of our secured indebtedness. The indebtedness under our credit facility is secured by liens on substantially all of our personal property. Our credit facility has covenants that, among other things, restrict: (i) investments, including in fixed assets; (ii) leasing; (iii) additional indebtedness; (iv) granting liens, other than liens under the credit facility and specified liens; (v) mergers or consolidations; (vi) changes in the nature of our business; (vii) sales of all or a substantial part of our business or property; (viii) making loans; (ix) payment of dividends or redemption of capital stock; and (x) guarantying the debts of other persons. It requires us to maintain financial ratios, including net worth, interest coverage and leverage ratios. Our ability to comply with these and other provisions of our credit facility may be affected by events beyond our control. If we breach any of these covenants, depending on the actions taken by our lenders, the lenders could be entitled to declare all amounts borrowed under our credit facility, together with accrued interest, to be due and payable. If we were unable to repay the borrowings, the lenders could proceed against their collateral. If this occurred, there can be no assurance that our assets would be sufficient to repay in full the indebtedness under the credit facility and our other indebtedness, including the new notes. See “Description of Notes.”

We cannot assure you that an active trading market will develop for the new notes.

We have not registered the old notes under the Securities Act and they are subject to significant restrictions on resale. The new notes will constitute a new issue of securities with no established trading market. We do not intend to list the new notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. If a trading market does not develop or is not maintained, you may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, any such market may be discontinued at any time. If a public trading market develops for the new notes, future trading prices of the new notes will depend on many factors, including, prevailing interest rates, our operating results and the market for similar securities. Depending on these and other factors, including our financial condition, the new notes may trade at a discount from their principal amount.

We may not be able to meet our obligations in the event of a change in control.

Upon the occurrence of a change of control, we will be required to make an offer to repurchase the new notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon. However, our credit facility will prohibit the purchase of the new notes by us in the event of a change of control, unless and until the indebtedness under our credit facility is fully paid. Our failure to purchase the new notes would result in a default under the indenture and our credit facility. Our inability to pay the indebtedness under our credit facility, if accelerated, would also constitute a default under the indenture, which could have adverse consequences to us and to you. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our credit facility and the new notes. See “Description of Notes—Change of Control.”

Risks Relating to Our Business

A small group of stockholders are able to exercise control over our business.

Green Equity Investors II, L.P., through its ownership of a majority of the outstanding shares of Leslie’s common stock, together with Michael J. Fourticq, by virtue of contractual arrangements, have the power to elect a majority of our board of directors. Accordingly, Green Equity Investors and Mr. Fourticq have the power to approve all amendments to our certificate of incorporation and bylaws and to effect fundamental corporate transactions such as mergers, asset sales and public offerings.

Our continued success depends on our successful expansion in new and existing markets.

Our continued growth depends to a significant degree on our ability to open new stores in existing and new markets and to operate these stores on a profitable basis. To a lesser extent, our continued growth depends on increasing comparable store sales. We opened 8 new stores in 2001 (net of store closings), 19 net new stores in 2002 and 28 net additional retail stores in 2003. We cannot assure you that we will be able to open new stores in a timely manner; to hire, train and integrate employees; to continue locating and obtaining favorable store sites; and to adapt our distribution, management information and other operating systems to the extent necessary to grow in a successful and profitable manner. Further, we cannot assure you that our new stores will achieve historical levels of sales or profitability. Additionally, our expansion plans could be adversely affected by a significant downturn in the economy and resulting decrease in new home and swimming pool construction. We expect that our quarterly results of operations will fluctuate depending on the timing and the amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. See “Business—General” and “—Business Strategy.”

Our business is affected by adverse weather conditions.

Our business exhibits substantial seasonality which we believe is typical of the swimming pool supply industry. In general, sales and earnings are highest during the second and third quarters, which represent the peak months of swimming pool use. Typically, all of our operating income is generated in these two quarters which offsets the operating losses incurred in each of the other two quarters. Our business is significantly affected by weather patterns. For example, unseasonably late warming trends can decrease the length of the pool season, and unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season may decrease swimming pool use, resulting in lower maintenance needs and decreased sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and Quarterly Fluctuations” and “Business—Seasonality.”

We may not be able to successfully compete.

Most of our competition comes from local stores or regional chains which, unlike us, do not repackage products and which generally buy products in smaller quantities. The chain store competitors include a large franchise operator of approximately 140 retail outlets in the Florida market and a limited number of other retail chains of approximately 15 to 30 stores. We compete on selected principal products with large-volume mass merchants and home centers which offer a limited selection of pool supplies and us. There are no proprietary technologies or other significant barriers to prevent other firms from entering the swimming pool supply retail market in the future.

Our business includes the packaging and storage of chemicals and an accident related to those chemicals could subject us to liability and increases costs.

We operate a chemical repackaging facility in Ontario, California and store chemicals in our retail stores and in distribution facilities in Ontario, California; Dallas, Texas; Swedesboro, New Jersey and Hebron, Kentucky. Since some of the chemicals we repackage and store are flammable or combustible compounds, we must comply with various fire and safety ordinances. We maintain strict policies and procedures on chemical handling and fire and safety regulations, and we have never had a material liability related to handling chemicals. However, a fire at one of our facilities could give rise to liability claims against us. In addition, if an incident involves the repackaging or a distribution facility, we might be required temporarily to use alternate sources of supply which could increase our cost of sales. We believe that alternate sources would be readily available, and that any casualty loss or business interruption would be adequately covered by insurance. See “Business—Products,” “—Distribution,” and “—Vertical Integration.”

We are dependent on key personnel and the loss of their services could adversely affect us.

We believe that our success is largely dependent upon the abilities and experience of our senior management team. The loss of services of one or more of these senior executives could adversely affect our results of operations.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On May 16, 2003, we entered into exchange agreements with holders of a majority in principal amount of our 10 3/8% Senior Notes due 2004 pursuant to which we exchanged the old notes for the 10 3/8% Senior Notes due 2004 held by them. (We will refer to the 10 3/8% Senior Notes due 2004 as the “2004 notes”). The exchanges of the old notes for the 2004 notes closed on May 21, 2003. In connection with those exchanges, we entered into several registration rights agreements which require us to exchange the old notes for the new notes. Pursuant to the registration rights agreements, we agreed that, unless the exchange offer is not permitted by applicable law or Commission policy, we will:

•	file a registration statement with the Commission with respect to the new notes within 60 days after May 21, 2003, the original issue date of the old notes

•	use our best efforts to cause the registration statement to become effective under the Securities Act within 150 days after May 21, 2003, and

•	upon effectiveness of the registration statement, commence the exchange offer, maintain the effectiveness of the registration statement for at least 45 days (or longer if required by applicable law) and deliver to the exchange agent new notes in the same aggregate principal amount as the old notes that were properly tendered by holders thereof pursuant to the exchange offer.

A copy of the form of the registration rights agreements has been filed as an exhibit to the registration statement of which this prospectus is a part. This description of the registration rights agreements is qualified in its entirety by reference to such exhibit. The registration statement, of which this prospectus is a part, is intended to satisfy our registration obligations under the registration rights agreements.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered by persons who are not affiliates of Leslie’s and not withdrawn prior to the expiration date. As of the date of this prospectus, $56,485,000 aggregate principal amount of the old notes is outstanding and held by persons who are not affiliates of Leslie’s. This prospectus, together with the letter of transmittal, is first being sent on or about August 7, 2003 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders who are not our affiliates may tender some or all of their old notes pursuant to the exchange offer. See “Risk Factors—Failure to Exchange Old Notes.” However, old notes may be tendered only in integral multiples of $1,000.

The new notes will evidence the same debt as the old notes for which they are exchanged, and are entitled to the benefits of the indenture. The form and terms of the new notes are the same as the form and terms of the old notes except that the new notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof.

Holders do not have any appraisal or dissenters’ rights under the indenture or otherwise in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of Regulation 14E under the Exchange Act.

We are considered to have accepted validly tendered old notes only when we have given notice to the exchange agent of acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

If we do not accept any tendered old notes for exchange because of an invalid tender, the occurrence of other events set forth herein or otherwise, such unaccepted tenders of old notes will be returned, without expense to the holder, as promptly as practicable after the expiration date.

Holders whose old notes are not tendered or are tendered but not accepted in the exchange offer will continue to hold such old notes and will be entitled to all the rights and subject to the limitations applicable thereto under the indenture. After the exchange offer, the holders will continue to be subject to the existing restrictions upon transfer thereof and we will have no further obligation to the holders to provide for the registration under the Securities Act of the old notes held by them. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected. See “Risk Factors—Restrictions Upon Transfer of and Limited Trading Market for Old Notes.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than some taxes, in connection with the exchange offer. See “—Fees and Expenses; Solicitation of Tenders.”

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time on September 8, 2003 unless we extend the exchange offer, in which case the term “expiration date” means the latest date and time to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension and will make a release to the Dow Jones News Services prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right at our sole discretion to

•	delay accepting any old notes,

•	extend the exchange offer,

•	terminate the exchange offer and not accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have occurred and not been waived by us, by giving notice of such delay, extension or termination to the exchange agent, or

•	amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by notice to the holders. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to all holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders, if the exchange offer would otherwise expire during such five to ten business day period. During any extension of the expiration date, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by the Company.

We shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the New Notes

Interest accrues on the new notes at the rate of 10 3/8% per annum and payable in cash semiannually in arrears on each January 15 and July 15, starting January 15, 2004. No interest is payable on the old notes on the date of the exchange for the new notes and therefore no interest will be paid thereon to the holders at such time.

Procedures for Tendering Old Notes

When the holder of old notes tenders and we accept the old notes for exchange, a binding agreement between the tendering holder and us is created, subject to the terms and subject to the conditions set forth in this prospectus and the letter of transmittal. All of the old notes are held of record by a nominee of The Depository Trust Company.

Except as stated below, a holder who wishes to tender old notes for exchange pursuant to the exchange offer must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at one of the addresses listed under “Exchange Agent” on or prior to the expiration date. In addition, one of the following must occur:

•	certificates for the tendered old notes must be received by the exchange agent along with the letter of transmittal;

•	a timely confirmation of a book-entry transfer of the tendered old notes into the exchange agent’s account at The Depository Trust Company, or DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT DIRECTLY TO US.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or otherwise an “eligible guarantor institution” within the meaning of Rule 17Ad- 15 under the Exchange Act.

In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by an eligible institution. If old notes are registered in the name of a person other than the person signing the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the tendered old notes must be endorsed by the registered holder with the signature guaranteed by an eligible institution or accompanied by appropriate powers of attorney with the signature guaranteed by an eligible institution, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and proper evidence satisfactory to us of such person’s authority so to act must be submitted with the letter of transmittal, unless we waive this requirement.

By tendering, each holder will represent to us that, among other things:

•	the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes;

•	if the holder is not a broker-dealer, or is a broker-dealer but will not receive new notes for its own account in exchange for old notes, neither the holder nor any such other person is engaged in or intends to participate in the distribution of such new notes; and

•	neither the holder nor any such other person is our “affiliate,” as defined under Rule 405 of the Securities Act.

If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market- making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

DELIVERY OF DOCUMENTS TO THE COMPANY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding. We reserve the right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes when acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer, except that we will not waive the requirement that a holder of old notes seeking to participate in the exchange offer not be an affiliate of Leslie’s). Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date (including the letter of transmittal and instructions thereto) is final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of old notes for exchange must be cured within a reasonable period of time as we determine. Neither we, the exchange agent nor any other person is required to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to so notify.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “—Certain Conditions to the Exchange Offer” below. For purposes of the exchange offer, we are considered to have accepted properly tendered old notes for exchange only when we have given notice of to the exchange agent of acceptance.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent’s account at the DTC pursuant to the book-entry transfer procedures described below, a properly completed and duly executed letter of transmittal and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if certificates representing old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the DTC, such non-exchanged old notes will be credited to an account maintained with the DTC) as promptly as practicable after the expiration or termination of the exchange offer.

The exchange agent will make a request to establish an account with respect to the old notes at the DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in the DTC’s systems may make book-entry delivery of old notes by causing the DTC to transfer such old notes into the exchange agent’s account at the DTC in accordance with the DTC’s procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of such book-entry transfer of old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below. The term “agent’s message” means a message, transmitted by the DTC and received by the exchange agent and forming a part of a book-entry confirmation, which states that the DTC has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If a registered holder of the old notes wants to tender such old notes and the old notes are not immediately available, or time does not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth below under “Exchange Agent.” Any such notice of withdrawal must specify the name of the person having tendered the old notes to be withdrawn, identify the old notes to be withdrawn (including the principal amount of such old notes), and where certificates for old notes have been transmitted, specify the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer procedures, such old notes will be credited to an account maintained with DTC for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Certain Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, at any time before the acceptance of such old notes for exchange or the exchange of the new notes for such old notes, if:

•	there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

•	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof; or

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer;

•	any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment:

•	might directly or indirectly result in the restraint or prohibition of the making or consummation of the exchange offer or any transaction contemplated by the exchange offer, or the assessment of any damages as a result thereof;

•	might directly or indirectly result in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer; or

•	might result in the holders of new notes having obligations with respect to resales and transfers of new notes which exceed those described herein, or

•	would otherwise make it inadvisable to proceed with the exchange offer.

If we determine in good faith that any of the conditions are not met, we may

•	refuse to accept any old notes and return all tendered old notes to exchanging holders,

•	extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes (see “—Withdrawal Rights”) or

•	waive some of such unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes which have not been withdrawn or revoked. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to all holders.

Holders have rights and remedies against us under the registration rights agreements, including liquidated damages of up to $.30 per week per $1,000 principal amount of old notes, should we fail to consummate the exchange offer within a stated period of time, notwithstanding a failure due to the occurrence of any of the conditions stated above. The conditions are not intended to modify those rights or remedies in any respect.

The foregoing conditions are for our benefit and may be asserted by us in good faith regardless of the circumstances giving rise to them or may be waived by us at any time in our discretion. The failure by us at any time to exercise the foregoing rights shall not be deemed a waiver of any such right.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Main Delivery To:

THE BANK OF NEW YORK

By mail, hand delivery or overnight courier:

The Bank of New York

101 Barclay Street, Floor 7 East

New York, NY 10286

Attention: Mr. Bernard Arsenec

By facsimile transmission:

(for eligible institutions only)

(212) 298-1915

Confirm by telephone:

(212) 815-5098

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses; Solicitation of Tenders

The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

We will pay the cash expenses to be incurred in connection with the exchange offer which include fees and expenses of the exchange agent and trustee and accounting and legal fees.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted to the exchange agent, the amount of such transfer taxes will be billed directly to such tendering holder.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein. The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The exchange offer is also not being made to holders of old notes who are “affiliates” of Leslie’s, as such term is defined in Rule 405 under the Securities Act.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The costs of the exchange offer will be expensed over the term of the new notes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than the registration for resale of old notes held by our affiliates, we do not intend to register the old notes under the Securities Act. We believe that, based upon interpretations contained in no action letters issued to third parties by the staff of the Commission, new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement with any person to participate in the distribution of such new notes, and provided, further, that each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” If any holder (other than a broker-dealer described in the preceding sentence) has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder could not rely on the applicable interpretations of the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, to comply with the securities laws of some jurisdictions, if applicable, the new notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. See “Risk Factors—Restrictions upon Transfer of and Limited Trading Market for Old Notes”; and “—Blue Sky Restrictions; Compliance with State Securities Laws”.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization at March 29, 2003 and our capitalization as adjusted for the exchange offer, assuming that all of the notes offered for exchange hereby are actually exchanged.

	As of March 29, 2003
	Actual	As adjusted(1)
	(In thousands)
Cash and cash equivalents	$6,170	$6,170

Long term debt (including current maturities):
Line of credit borrowings	19,000	19,000
10 3/8% Senior Notes due 2004	90,000	30,505
10 3/8% Senior Notes due 2008, Series A	—	3,010
10 3/8% Senior Notes due 2008, Series B	—	56,485

Total debt	109,000	109,000

Series A Preferred Stock	45,716	45,716
Stockholder’s equity	(72,307)	(72,307)

Total capitalization	$82,409	$82,409

(1)	In May and June 2003, the Company entered into several Exchange Agreements with some holders of its 10 3/8% Senior Notes due 2004 (the “2004 Notes”) pursuant to which such holders were entitled to exchange the 2004 Notes for the Company’s 10 3/8% Senior Notes due 2008, Series A (the “2008 Notes”). These holders also received the accrued interest on the 2004 Notes and a cash payment equal to 2.0% of the aggregate principal amount of the 2004 Notes that were exchanged. $59,495,000 aggregate principal amount of the 2004 Notes were exchanged for $59,495,000 aggregate principal amount of the 2008 Notes. The “as adjusted” column gives effect to these transactions.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data as of and for the fiscal years ended September 28, 2002, September 29, 2001, September 30, 2000, October 2, 1999 and October 3, 1998 (53 weeks) and the twenty-six weeks ended March 29, 2003 and March 30, 2002. The fiscal year financial data was derived from our audited historical consolidated financial statements. The twenty-six week financial data was derived from our unaudited historical consolidated financial statements, which include all adjustments (consisting of normal recurring accruals), which are, in our opinion, necessary for a fair presentation of our results of operation for such periods. The results of operation for the twenty-six weeks ended March 29, 2003 and March 30, 2002 are not necessarily indicative of the results for the full fiscal year. The selected consolidated financial data should be read in conjunction with our consolidated financial statements, and notes thereto, included elsewhere in this prospectus (except for the consolidated financial statements as of and for the fiscal years ended October 2, 1999 and October 3, 1998, which are not included in this prospectus) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Fiscal Years Ended					For the Twenty-Six Weeks Ended
	September 28, 2002	September 29, 2001	September 30, 2000	October 2, 1999	October 3, 1998	March 29, 2003	March 30, 2002
	(Amounts in thousands, except employees and store information)
Operating Results:
Sales	$313,311	$301,700	$303,163	$282,349	$252,923	$71,451	$65,140
Gross Profit	146,971	135,298	131,195	122,416	110,355	32,108	28,048
Gross Margin(1)	46.9%	44.8%	43.3%	43.4%	43.6%	44.9%	43.1%
Loss on Disposition of Fixed Assets	1,332	919	1,477	1,006	334	212	369
Depreciation and Amortization	9,044	8,623	8,579	7,952	6,666	4,559	4,176
Income (loss) from Operations(1)	20,073	15,559	6,479	11,417	15,870	(21,609)	(25,506)
Interest Expense, net	10,690	12,320	12,536	11,380	10,513	5,218	5,440
Net Income/(Loss)(1)	4,693	1,218	(4,713)	(878)	2,790	(16,451)	(19,091)
Balance Sheet Data:
Working Capital	34,634	28,548	31,257	37,079	41,766	39,695	34,634
Total Assets	141,764	132,310	137,577	138,204	126,950	163,337	141,764
Long-term Debt	90,000	90,867	90,988	91,095	91,195	90,000	90,000
Preferred Stock	45,417	42,314	37,526	33,225	29,361	45,716	45,517
Stockholders’ Deficit	(52,899)	(52,284)	(47,764)	(39,657)	(34,915)	(72,307)	(52,899)
Selected Operating Data:
Capital Expenditures	8,040	7,371	9,129	16,042	10,519	2,704	4,383
Unusual and Restructuring Charges(1,2)	1,500	1,466	3,173	—	—	—	1,500
Adjusted EBITDA(1,2)	30,617	25,648	18,655	19,369	22,537	(17,050)	(19,758)
Adjusted EBITDA Margin(1,3)	9.8%	8.5%	6.1%	6.9%	8.9%	(23.9)%	(30.3)%
Cash flow from (used in) Operating Activities	20,205	15,149	11,723	(2,280)	7,737	(28,141)	(26,020)
Cash flow used in Investing Activities	(8,020)	(7,233)	(8,656)	(15,806)	(12,915)	(2,701)	(4,371)
Cash flow from (used in) Financing Activities	(957)	(6,400)	(3,432)	8,475	(87)	19,016	33,491
Number of Employees	1,843	1,805	1,813	2,437	1,906	1,908	1,968
Number of Stores	410	391	383	364	316	413	403
Comparable Store Sales Growth(4)	1.9%	(0.8)%	3.8%	6.6%	10.3%	7.8%	3.9%
Ratio of earnings to fixed charges(5)	1.3	1.1	—	—	1.2	—	—

(1)	During the second quarter of 2002, the Company recorded an unusual charge of $1.5 million for expenses associated with defending a purported class action lawsuit that was settled. The Company recorded a restructuring charge of $1.5 million in the first quarter of 2001 costs for expenses associated with the relocation of its corporate office to Phoenix, Arizona. In the fourth quarter of 2000, the Company recognized an unusual charge consisting of $2.1 million for expenses principally associated with its decision to write-off nonproductive aged inventory, $0.8 million in restructuring costs for expenses associated with the relocation of its corporate office, and an additional $0.2 million in accrued expenses for other corporate office move related expenses.
(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, stock compensation expense and unusual charges. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP), but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data which are all prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.
(3)	Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of sales.

The calculation of Adjusted EBITDA is shown as follows:

	Fiscal Years Ended					For the Twenty-Six Weeks Ended
	September 28, 2002	September 29, 2001	September 30, 2000	October 2, 1999	October 3, 1998	March 29, 2003	March 30, 2002
	(Amounts in Thousands)
Operating Results:
Net income/(loss)	$4,693	$1,218	$(4,713)	$(878)	$2,790	$(16,451)	$(19,091)
Depreciation and amortization	9,044	8,623	8,579	7,952	6,666	4,559	4,249
Stock compensation expense	—	—	424	—	—	—	—
Unusual charges	1,500	1,466	3,173	—	—	—	1,500
Interest expense, net	10,690	12,320	12,536	11,380	10,513	5,218	5,440
Loss on disposition of assets	1,332	919	1,477	1,006	334	212	369
Income tax expense/(benefit)	3,358	1,102	(2,821)	(91)	2,233	(10,558)	(12,225)

Adjusted EBITDA	$30,617	$25,648	$18,655	$19,369	$22,537	$(17,050)	$(19,758)

(4)	The Company considers a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP). Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.
(5)

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of earnings before income taxes and fixed charges. “Fixed charges” consist of interest expense on all indebtedness, amortization of debt issuance costs, one-third of rent expense (the portion deemed representative of the interest factor), Preferred Stock dividend requirements and Preferred Stock accretion. Our earnings were inadequate to cover fixed charges for each of the fiscal years ended September 30, 2000 and October 2, 1999 and for the twenty-six weeks ended March 29, 2003 and March 30, 2002. Earnings were insufficient to cover fixed charges in the following amounts in such periods: $7.5 million; $1.0 million; $27.0 million and $31.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our audited Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

Results of Operations

Thirteen and twenty-six weeks ended March 29, 2003 compared to the thirteen and twenty-six weeks ended March 30, 2003

Net Sales.    Net sales for the 13 weeks ended March 29, 2003 were $35.6 million compared to $34.3 million for the 13 weeks ended March 30, 2002. The 3.8% increase was due to in part to an increase of 6 new stores opened as compared to the prior year and in part to increases in the Company’s comparable store sales. Year-to-date sales were $71.5 million as compared to $65.1 million in the prior year. Retail comparable store sales for the 13 weeks and 26 six weeks of fiscal 2002, increased 2.5% and 7.8%, respectively as compared to the prior year sales. The Company considers a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP). Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

Gross Profit.    Gross profit for the 13 weeks ended March 29, 2003 was $16.3 million compared to $14.9 million for the 13 weeks ended March 30, 2002. As a percentage of sales, gross profit was 45.9% for the 13 weeks of fiscal 2003 compared to 43.6% for the 13 weeks of fiscal 2002. Gross profit improved due to the increased sales, reductions in distribution expenses and improvements in product acquisition costs. For the 26 weeks ended March 29, 2003, gross profit was $32.1 million as compared to $28.0 million in the prior year. As a percentage of sales, gross profit was 44.9% as compared to 43.1% in the prior year. This improvement was due to reductions in distribution expenses as a percent of sales and improvements in product acquisition costs and reduced inventory shrink.

Operating and Administrative Expense.    Operating and administrative expense for the 13 weeks ended March 29, 2003, were $27.2 million compared to $28.4 million for the 13 weeks ended March 30, 2002. Operating and administrative expenses as a percentage of sales were 76.6% for the 13 weeks ended March 29, 2003 compared to 82.9% for the 13 weeks ended March 30, 2002. Operating expenses for the 2003 second quarter decreased as compared to the 2002 quarter primarily due to the expense recorded in the prior year for defending a purported class action lawsuit that was settled, plus effective expense controls during the current quarter. Operating expenses were $53.7 million compared to $53.6 million for the 26 weeks ended March 30, 2002.

Operating Loss.    Operating loss for the 13 weeks ended March 29, 2003 decreased by $2.5 million from a $13.5 million loss during the 13 weeks ended March 30, 2002. The operating loss decreased due to improvements in gross margin, effective expense controls and the reduction in expenses due to the settlement costs of a purported class action lawsuit that was settled in the prior year. Operating loss for the 26 weeks ended March 29, 2003, was reduced $3.9 million as compared to a $25.5 million loss in the first half of last year. The operating loss improved due to the improved sales and gross margin and the reduction in expenses due to the settlement of the purported class action lawsuit in the prior year.

Other Income and Expense.    Net interest expense was $2.7 million for the 13 weeks ended March 29, 2003 compared to $2.8 million for the 13 weeks ended March 30, 2002. The decrease in interest expense was due primarily to lower average debt balances in the quarter and more favorable interest rates. For the 26 weeks ended March 29, 2003, net interest expense was $5.2 million as compared to $5.5 million in the prior year.

Income Taxes.    The Company’s income tax benefit for the 13 weeks ended March 29, 2003 was $5.4 million, or an effective tax rate of 39.2% as compared to a $6.5 million benefit, or an effective tax rate of 39.1% for the 13 weeks ended March 30, 2002. For the 26 weeks ended March 29, 2003, the income tax benefit was $10.6 million, or an effective tax rate of 39.2% as compared to $12.2 million, or an effective tax rate of 39.0% in the prior year.

Adjusted EBITDA.    The adjusted EBITDA loss for the 13 weeks ended March 29, 2003 was $8.6 million versus an adjusted EBITDA loss of $9.8 million, for the 13 weeks ended March 30, 2002. For the 26 weeks ended March 29, 2003, the adjusted EBITDA loss was reduced by $2.7 million as compared to a loss of $19.8 million in the prior year.

Adjusted EBITDA is determined as follows(1):

	13 Weeks Ended		26 Weeks Ended
Amounts in thousands	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002
Net income/(loss)	$(8,323)	$(10,097)	$(16,451)	$(19,091)
Depreciation and amortization	2,285	2,128	4,559	4,249
Unusual charges(2)	—	—	—	1,500
Interest expense, net	2,676	2,779	5,218	5,440
Loss on disposition of assets	101	339	212	369
Income tax expense/(benefit)	(5,362)	(6,476)	(10,588)	(12,225)

Adjusted EBITDA loss	$(8,623)	$(9,827)	$(17,050)	$(19,758)

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, and unusual charges. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP), but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations and presents a better measure of liquidity for those charges that are not anticipated to be incurred in the future. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.
(2)	During the 2nd quarter of 2002, the Company recorded the expense of defending a purported class action lawsuit that was settled in August of 2002.

Fiscal year ended September 28, 2002 compared to the fiscal year ended September 29, 2001

Sales.    For the 52 weeks ended September 28, 2002, sales increased 3.8% to $313.3 million from $301.7 million in the same 52 weeks of 2001. The sales increase is attributable to a comparable store sales increase of 1.9% above the comparable 52 weeks of 2001.

Comparable store sales increased 1.9% as compared to the prior year. The comparable store sales increase was attributable to increased marketing and merchandising efforts and an increase in customer counts. For definition purposes, a store is considered a comparable store in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed.

During 2002, the Company expanded its business by opening 23 new stores. Additionally, 4 stores were closed and 3 were relocated in 2002. This resulted in a net increase of 19 stores as of September 28, 2002 as compared to September 29, 2001.

Gross profits.    Gross profit for the fiscal year ended September 28, 2002 improved to 46.9% of sales, from 44.8% in 2001. Gross profit represents sales less the cost of services and purchased goods, chemical repackaging costs, and related distribution costs. The gross margin increase in 2002 is a result of improved sales, lower promotional discounts on retail pricing, lower acquisition costs and lower distribution expenses as a percent of sales. The Company anticipates that distribution expenses as a percent of sales should continue to improve proportionally with improvements in sales due to the leverage of its fixed expenses.

Operating and Administrative Expense.    In 2002, total operating expenses were $126.9 million, versus $119.7 million in 2001, an increase of 6.0%. The increase in operating expenses in 2002 was due primarily to the costs associated with the increase in store count and higher insurance related expenses associated with workers compensation and property and casualty coverage. The Company expects to be impacted by the continuing costs associated with increases in insurance related expenses. However, the Company does not expect to experience cost increases of greater proportion than the retail industry in general. Expenses as a percent of sales were 40.5% as compared to 39.7% in the prior year.

Amortization expense for the fiscal year ended September 28, 2002 was $319,000 as compared to $413,000 in the same period of 2001.

Losses on Disposition of Fixed Assets.    For the fiscal year ended September 28, 2002, the Company recognized losses on the disposition of fixed assets totaling approximately $1.3 million as compared to $0.9 million in the prior year. These losses were primarily associated with the Company’s completion and roll-out of its new point-of-sale system and its decision to close or relocate stores that were unproductive or not meeting expectations.

Charges.    During the second quarter 2002, the Company recorded an unusual charge of $1.5 million for expenses associated with defending a purported class action lawsuit that was settled. During the first quarter 2001, the Company recorded a restructuring charge of $1.5 million for expenses associated with its corporate relocation to Phoenix, Arizona. These expenses consisted primarily of the occupancy related costs incurred after vacating its existing corporate location and for employee related termination expenses.

Adjusted EBITDA.    Adjusted EBITDA before the unusual charge for the period increased 19.4% to $30.6 million from $25.6 million in the same 52 weeks of 2001. Net income of $4.7 million was realized in the year 2002. Adjusted EBITDA including the unusual charges was $29.1 million as compared to $24.2 million in the prior year. This increase was primarily the result of increased sales and the improved gross margin rate achieved during the year.

Income from Operations.    Income from operations for the period increased 29.0% to $20.1 million from $15.6 million in fiscal 2001 as a result of the previously noted items.

Interest expense.    Interest expense was $10.7 million in 2002, as compared to $12.3 million in 2001. The decrease was primarily the result of reduced average debt balances and the reduction in the related borrowing rates during the year.

Income Taxes.    The Company recorded income tax expenses of $3.4 million in 2002, or an effective tax rate of 41.7% versus $1.1 million, or an effective tax rate of 47.5% in the prior year. The effective tax rate in 2002 was lower due primarily to the fact that the permanent tax differences were calculated on a higher net income base which had the impact of reducing the overall effective tax rate.

Fiscal year ended September 29, 2001 compared to the fiscal year ended September 30, 2000

Net Sales.    For the 52 weeks ended September 29, 2001, sales decreased 0.5% to $301.7 million from $303.2 million in the same twelve months of 2000. The sales decrease is attributable to a comparable store sales decrease of 0.8% below the comparable 52 weeks of 2000.

Sales for the 52 weeks ended September 29, 2001 decreased 0.5% over the same fiscal period of 2000. Sales were lower due to the Company’s decision to reduce promotional spending as compared to prior years levels, and the Company’s decision to eliminate business in certain commercial and service markets.

Comparable store sales decreased 0.8% although there was an increase in the total number of stores in operation from 383 in 2000 to 391 at the end of 2001. The decrease in comparable store sales resulted from reduced promotional spending, the closure of 45 service markets which were included in prior years comparable numbers, and to a lesser degree, the general softening of the economy which impacted the sales of more expensive, discretionary items.

During 2001, the Company expanded its business by opening 17 new stores. Additionally, 9 stores were closed and 4 were relocated in 2001. This resulted in a net increase of 8 stores as of September 29, 2001 as compared to September 30, 2000.

Gross Profits.    Gross profit for the fiscal year ended September 29, 2001 improved to 44.8% of sales, from 43.3% in 2000. Gross profit represents sales less the cost of services and purchased goods, chemical repackaging costs and related distribution costs. The gross margin increase in 2001 reflects lower promotional discounts on retail pricing, reduced markdowns taken during the year to move certain inventory, and a $2.1 million unusual charge taken in the fourth quarter of 2000 to write-off aged and excessive inventory.

Operating and Administrative Expense.    In 2001, total operating expenses were $119.7 million, versus $124.7 million in 2000, a decrease of 4.0%. The decrease in operating expenses in 2001 was due primarily to reductions in corporate and administrative expenses, the closure of 45 service markets and more effective expense controls at retail. This decrease in expense was partially offset by the cost of opening of 8 new stores (net of closures), increased depreciation expenses and increased compensation costs. Expenses as a percent of sales was 39.7% as compared to 41.1% in the prior year.

Amortization expense for the fiscal year ended September 29, 2001 was $413,000 as compared to $742,000 in the same period of 2000.

Losses on Disposition of Assets.    For the fiscal year ended September 29, 2001, the Company recognized losses on the disposition of fixed assets totaling approximately $0.9 million as compared to $1.5 million in the prior year. These losses were primarily associated with the Company’s relocation of its corporate offices to Phoenix, Arizona from Chatsworth, California and its decision to close or relocate stores that were unproductive or not meeting expectations.

Charges.    During the first quarter 2001, the Company recorded a restructuring charge of $1.5 million for expenses associated with its corporate relocation to Phoenix, Arizona. These expenses consisted primarily of the occupancy related costs incurred after vacating its existing corporate location and for employee related termination expenses. The Company believes that the future operating expense benefits of this move will continue to offset the relocation cost that were previously incurred. The Company has successfully staffed the new corporate office in Phoenix, Arizona and is operating the administrative functions with significantly fewer individuals than was previously employed at its Chatsworth, California corporate office.

During 2000, the Company had unusual expenses of $0.8 million for restructuring expenses associated with the Company’s corporate relocation to Phoenix, Arizona, $0.2 million in other corporate move related expenses, and a non-cash charge of $0.4 million for non-cash expenses associated with the restructuring of a stock option incentive agreement for the former Chief Executive Officer.

Income From Operations.    EBITDA before the unusual charge for the period increased 37.5% to $25.6 million from $18.7 million in the same twelve months of 2000. Net income of $1.2 million was realized in the year 2001. EBITDA including the unusual charges was $24.2 million as compared to $15.5 million in the prior year. This increase was primarily the result of improved gross margin and effective expense controls achieved during the year.

Interest Expense.    Income from operations for the period increased 140.1% to $15.6 million from $6.5 million in fiscal 2000. Excluding the inventory write-off taken during the fourth quarter of 2000, income from operations improved by $7.0 million or 80.8%.

Income Expenses.    Interest expense was $12.3 million in 2001, as compared to $12.6 million in 2000. The decrease was primarily the result of reduced average borrowing rates during the year.

Income Taxes.    The Company recorded income tax expenses of $1.1 million in 2001, or an effective tax rate of 47.5% versus and income tax benefit of $2.8 million in the prior year.

Liquidity and Capital Resources

Changes in Financial Condition.    Between September 29, 2002 and March 29, 2003, total current assets increased by $24.1 million primarily as the result of increases in inventory of $32.4 million partially offset by decreases in cash and cash equivalents which were reduced by $11.8 million during this period. Inventory normally increases during this time frame to accommodate the necessary building of inventory as the Company prepares for its peak selling season.

During the same period, current liabilities increased $19.0 million due primarily to an increase in accounts payable of $31.7 million partially offset by a $8.2 million decrease in current income tax liabilities. The change in accounts payable reflects the timing of payments between periods while the reduced income tax liability reflects the accrued tax benefit associated with the quarterly operating loss.

Liquidity and Capital Resources.    Net cash used by operating activities was $28.1 million for the 26 weeks ended March 29, 2003 compared to net cash used by operating activities of $26.0 million for the same period in the prior year. The change in the 26 weeks ended March 29, 2003 compared to the same period in 2002 was due primarily to larger increases in inventory offset by increases in accounts payable and the improved net loss.

Capital expenditures for the 26 weeks ended March 29, 2003 were $2.7 million. Capital expenditures are expected to range between $8.0 and $10.0 million for fiscal 2003, primarily for the purpose of opening new stores. It is anticipated that the balance of 2003 capital expenditures will be funded out of cash provided by operations and borrowings under the credit facility.

Net cash provided by financing activities for the 26 weeks ended March 29, 2003 was $19.0 million. Funds borrowed under the revolving credit portion of the Company’s credit facility are restricted to working capital and general corporate purposes, which includes capital expenditures. The level of borrowings under the Company’s credit facility is dependent primarily upon cash flows from operations, the timing of disbursements, long-term borrowing activity and capital expenditure requirements.

In May and June 2003, the Company consummated several exchange transactions with the holders of its 10 3/8% Notes due 2004 whereby approximately $59.5 million in aggregate principal amount of such notes was exchanged for notes with substantially similar terms, but with a maturity date of 2008. In addition, we have called for redemption approximately $30.5 million in aggregate principal amount of 10 3/8% Notes due 2004 that remain outstanding by August 15, 2003. We expect to pay for the redemption of such notes with available cash on hand and borrowings under our credit agreement.

The Company believes its internally generated funds, as well as its borrowing capacity, are adequate to meet its working capital needs, maturing obligations and capital expenditure requirements, including those relating to the opening of new stores and the relocation of the corporate office.

Seasonality and Quarterly Fluctuations.    The Company’s business exhibits substantial seasonality which the Company believes is typical of the swimming pool supply industry. In general, sales and net income are highest during the quarters ended June and September, which represent the peak months of swimming pool use. Sales are substantially lower during the quarters ended December and March when the Company will typically incur net losses. The principal external factor affecting the Company’s business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool chemicals and supplies. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season decrease swimming pool use.

The Company expects its quarterly results of operations to fluctuate depending on the timing and amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. The Company attempts to open its new stores primarily in the quarter ending March in order to position itself for the following peak season. As additional stores and the resultant operating expenses are added, the Company expects its usual losses incurred in the quarters ended December and March to increase.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to inventory reserves, allowance for doubtful accounts, valuation allowance for the net deferred income tax asset, contingencies and litigation liabilities. The Company bases its estimates on historical experience, independent valuations, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventories are stated at the lower of cost or market. The Company values inventory using the first-in, first-out (FIFO) method. Revenue on retail sales is recognized upon purchase by the customer. Revenue on services is recognized as services are performed and the fee is fixed or determinable and collection is probable. Terms are customarily FOB shipping point or point of sale, net of related discounts. The Company does not provide an estimated allowance for sales returns as they are considered immaterial. Included in cost of sales are the costs of services and purchased goods, chemical repackaging costs and related distribution costs. The Company recognizes consideration received from vendors at the time our obligations to purchase products or perform services have been completed. These items are recorded as a reduction in cost of goods sold in the statement of operations.

Contractual Obligations and Commercial Commitments

The Company is contractually obligated to make future payments under non-cancelable operating lease agreements. As of September 30, 2002, future contractual payments were as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
	(in thousands)
Operating Leases	$81,758	$25,499	$35,832	$16,902	$3,525

	Amounts of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 years	4-5 years	After 5 years
	(in thousands)
Standby Letters of Credit	$822	$822	$—	$—	$—

	$118	$81	$27	$—	$—

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands)

	13 Weeks Ended
2002	Dec. 29	March 30	June 29	Sept. 28
Sales	$30,882	$34,258	$140,627	$107,544
Gross Profit	13,114	14,934	68,055	50,868
Unusual Expense	—	1,500	—	—
Operating Income (Loss)	(12,051)	(13,455)	31,193	14,386
Net (Loss) Income	(8,994)	(10,097)	17,121	6,663
Adjusted EBITDA(1)	(9,930)	(9,827)	33,735	16,639
Comparable Store Sales Growth	6.6%	1.6%	(1.7)%	5.6%

	13 Weeks Ended
2001	Dec. 30	March 31	June 30	Sept. 29
Sales	$28,585	$32,559	$140,465	$100,091
Gross Profit	11,003	13,528	67,687	43,080
Unusual Expense	1,466	—	—	—
Operating Income (Loss)	(14,540)	(13,223)	30,931	12,391
Net (Loss) Income	(10,231)	(10,752)	16,931	5,154
Adjusted EBITDA(1)	(10,843)	(11,105)	33,064	14,532
Comparable Store Sales Growth	(8.6)%	(13.3)%	1.3%	3.4%

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, stock compensation expense and unusual charges. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP), but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.
(2)	The Company considers a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP). Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

Recent Accounting Pronouncements

In accordance with the provisions of SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets, the Company applied the new rules on accounting for goodwill and other intangible assets deemed to have indefinite lives beginning on September 29, 2002. The Company also performed the required impairment tests of goodwill and indefinite lived intangible assets. The Company will no longer amortize its goodwill under SFAS No. 142, but will be subjected to periodic assessments as defined therein. The unamortized balance of goodwill subject to the impairment tests was $7.6 million as of September 28, 2002. Additionally, amortization expense of $319,000, $413,000 and $742,000 was included in the consolidated statements of operations for the year ended September 28, 2002, September 29, 2001 and September 30, 2000, respectively.

In April 2001, the Emerging Issues Task Force (EITF) issued Issue 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products. EITF 00-25 addresses the accounting and income statement classification of costs that a vendor incurs to or on behalf of a reseller in connection with the reseller’s purchase or promotion of the vendor’s products. The standard is effective for fiscal periods beginning after December 15, 2001 and was adopted by the Company as of October 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard applies to obligations associated with the retirement of tangible long-lived assets. The standard is effective for fiscal periods beginning after June 15, 2002 and was adopted by the Company as of October 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement) which supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of; however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” The standard is effective for fiscal periods beginning after December 15, 2001 and was adopted by the Company in October 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses the following costs associated with an exit or disposal activity: 1) costs to terminate an existing contractual obligation, including but not limited to an operating lease; 2) incremental direct (and other) costs associated with the related disposal activity (such as costs to close or consolidate facilities); and 3) termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan covered by other pronouncements Statement 146 superseded EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under Statement 146, liabilities for costs associated with an exit or disposal activity would be recognized in the period(s) in which they are incurred. Therefore, unlike the approach in EITF Issue 94-3 on restructuring charges, an entity’s commitment to a plan would not, in and of itself, result in the recognition of a liability. The adoption of the standard is not expected to have material impact on the operations or financial position of the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s credit agreement described in note 5 to the consolidated financial statements as well as in the Management Discussion and Analysis carries interest rate risk. Amounts borrowed under this Agreement bear interest at either LIBOR plus 1.5%, or at the Company’s choice, the lender’s reference rate. Should the lenders’ base rate change, the Company’s interest expense will increase or decrease accordingly. As of March 29, 2003, $19 million was outstanding under this facility.

BUSINESS

We are the leading national specialty retailer of swimming pool supplies and related products. These products primarily consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, and also include fun, safety and fitness-oriented recreational items. We currently market our products under the trade name Leslie’s Swimming Pool Supplies through 438 company-owned retail stores in 36 states and through mail order catalogs sent to selected pool owners nationwide.

We provide our customers a comprehensive selection of high quality products, competitive every day low prices and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance at convenient store locations. Our typical store contains 3,700 square feet of space, is located either in a strip center or on a freestanding site in an area of heavy retail activity, and draws its customers primarily from an approximately three-mile trade area. We maintain a proprietary mailing list of approximately 5.2 million addresses, including approximately 88% of the residential in-ground pools in the United States. This highly focused list of target customers is central to our direct mail marketing efforts, which support both our retail store and mail order operations.

Swimming Pool Supply Industry

Regardless of the type or size of a swimming pool, there are numerous ongoing maintenance and repair requirements associated with pool ownership. In order to keep a pool safe and sanitized, chemical treatment is required to maintain proper chemical balance, particularly in response to variables such as pool usage, precipitation and temperature. A swimming pool is chemically balanced when the disinfectant, pH, alkalinity, hardness and dissolved solids are at the desired levels. The majority of swimming pool owners use chlorine to disinfect their pools. When the pool is chemically balanced, problems such as algae, mineral and salt saturation, corrosive water, staining, eye irritation and strong chlorine smell are less likely to occur. A regular testing and maintenance routine will result in a stable and more easily maintained pool. However, regardless of how well appropriate levels of chlorine are maintained, “shocking” is periodically required to break up the contaminants which invariably build up in the pool water. To accomplish this, the pool owner can either superchlorinate the pool or use a nonchlorinated oxidizing compound. The maintenance of proper chemical balance and the related upkeep and repair of swimming pool equipment, such as pumps, heaters, and filters, create a non-discretionary demand for pool chemicals and other swimming pool supplies and services. Further, non-usage considerations such as a pool’s appearance and the overall look of a household and yard create an ongoing demand for these maintenance related supplies. In addition, pool usage creates demand for discretionary items such as floats, games and accessories.

The swimming pool supply industry can be divided into four major segments by pool type: residential in-ground swimming pools, residential above-ground swimming pools (usually 12 to 24 feet in diameter), commercial swimming pools and spas or hot tubs. Our historical strategy was to focus primarily on the residential in-ground pool owner. In recent years, we have expanded our activities to more aggressively address the commercial and above-ground markets as well. In the residential categories, we market our products primarily to the “do-it-yourself” market as opposed to those pool owners who hire pool servicers. Through our commercial business, products and services are offered to all non-residential pool installers as well as to pool service companies which maintain either residential or commercial pools.

Seasonality

Our business exhibits substantial seasonality, which we believe is typical of the swimming pool supply industry. In general, sales and net income are highest during the quarters ended June and September which represent the peak months of swimming pool use. Sales are substantially lower during the quarters ended December and March when we typically incur net losses. The principal external factor affecting the our business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool chemicals and supplies. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season will tend to decrease swimming pool use. The likelihood that unusual weather patterns will severely impact our results is lessened by the geographical diversification of our store locations. We also expect that our quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. We attempt to open our new stores primarily in the quarter ending March in order to position ourselves for the following peak season.

Products

We offer our customers a comprehensive selection of products necessary to satisfy their swimming pool supply needs. During 2002, we stocked approximately 2,200 items in each store, with more than 18,000 additional items available through our Xpress Parts program and special order processes. In 2002, approximately 250 items were displayed in our residential mail order catalogs and 770 items were in the commercial catalog, although special order procedures make nearly all our products available to mail order customers as well.

Our major product categories are pool chemicals; major equipment; cleaning and testing equipment; pool covers, reels, and liners; above-ground pools in a limited number of stores; and recreational items (which include swimming pool floats, games, lounges, masks, fins, snorkels and other “impulse” items).

Non-discretionary and regularly consumed products such as pool chemicals, major equipment and parts represented approximately 80% of total sales in fiscal 2002. Our non-discretionary products have long shelf lives and are generally not prone to either obsolescence or shrinkage due to the high percentage of our business which is attributable to non-discretionary products.

We believe that product quality and availability are key attributes considered by consumers when shopping for pool supplies and that our ability to provide a high quality, in-stock product offering is fundamental to our concept of value leadership. In addition to third-party brand names, we carry a broad selection of products under the Leslie’s brand name. We believe that the Leslie’s brand name is one of the three most recognized brands in pool supplies and represents an image of quality to consumers. In fiscal 2002, the Leslie’s brand name products accounted for approximately 50% of our total sales.

Channels of Distribution

Retail Store Operations.    At the end of fiscal 2002, we marketed our products through 410 retail stores in 33 states under the trade name Leslie’s Swimming Pool Supplies. California represents our single largest concentration of stores with 104, while 72 stores are located in Texas, and 94 stores are in the northeast/mid-Atlantic area. Our retail stores are located in areas with high concentrations of swimming pools and typically are approximately 3,700 square feet in size. In addition to the store manager, our typical store employs one assistant manager, who is generally a full-time employee. We also make frequent use of part-time and temporary employees to support our full-time employees during peak seasons. During 2002, we had 27 district managers, each of whom was responsible for approximately 15 stores.

Mail Order Catalog.    Our mail order catalogs provide an extension of our service philosophies and products to those areas not currently served by a retail store and allow the scope of our business to be truly nationwide. We believe that our mail order catalogs build awareness of the Leslie’s name, provide us with buying efficiencies and, when coupled with information from our retail stores, are instrumental in determining site selection for new stores.

Customer Service

Due to the complicated nature of pool chemistry and equipment maintenance and consistent with our philosophy of being a full service swimming pool supply retailer, we offer a high level of technical assistance to support our customers. We consider our training of store personnel to be an integral part of our service philosophy. Our extensive training program for all full-time and part-time store employees includes courses in water chemistry, water testing, trouble shooting on equipment, equipment sizing and parts replacement.

Our stores in California; Dallas and Houston, Texas; and Las Vegas, Nevada, are supported by our service department, which offers poolside equipment installation and repair, leak detection and repair, and seasonal opening and closing services. Our service department utilizes both our employees and subcontractors to perform these services.

Marketing

The majority of our marketing is done on a direct mail basis through our proprietary mailing list of approximately 5.2 million addresses at which, primarily, residential pools are located. We have found that our ability to mail directly to this highly focused group is an effective and efficient way to conduct our marketing activities to both retail store and mail order customers. We constantly update our address list through proprietary research techniques and in-store customer sign-ups.

Addresses on our proprietary list that are located within a specified service area of a retail store receive circulars once or twice per month from late March or early April through September or, selectively, through October. As a regular part of our promotional activities, each mailer highlights specific items which are intended to increase store traffic, and reinforces to the customer the advantages of shopping at Leslie’s, which include everyday low pricing, a high level of customer service, and the broad selection of high quality products. Addresses outside the our store service areas and recently active mail order customers within those service areas, receive our mail order catalogs. Occasionally, we will utilize local print media when we enter a new market or in conjunction with special marketing events. New store openings typically involve additional advertising in the first two to three months of operation.

Purchasing

Our management believes that because we are one of the largest purchasers of swimming pool supplies for retail sales in the United States, we are able to obtain very favorable pricing on our purchases from outside suppliers. Nearly all raw materials and those products not repackaged by us are purchased directly from manufacturers. It is common in the swimming pool supply industry for manufacturers to offer extended dating terms on some products to quantity purchasers like us. These dating terms are typically available to us for pre-season or early season purchases.

Our principal chemical raw materials and granular chlorine compounds are purchased primarily from three suppliers. At the end of fiscal 1997, we entered into a multi-year product purchase agreement with a major producer of one of the principal chlorine compounds, the chlorinated isocyanurates. We believe that there are several other reliable suppliers of chlorine products in the marketplace today. Although we have one sole source supplier for a nonchlorine shocking compound, termination of supply would not pose any significant problems for us because substitute chemicals and alternate shocking techniques are available. We believe that reliable alternative sources of supply are available for all of our raw materials and finished products.

Vertical Integration

We operate a plant in the Los Angeles area where we convert dry granular chlorine into tablet form and repackage a variety of bulk chemicals into various sized containers suitable for retail sales. We also formulates a variety of specialty liquids, including water clarifiers, tile cleaners, algaecides and stain preventives. The chemicals that we process have a relatively long shelf life. We believe that supplying our stores with chemicals from our own repackaging plant provides us with cost savings, as well as greater control over product availability and quality, as compared to non-integrated pool supply retailers. It also offers us greater flexibility of product sourcing and acquiring vital information when negotiating with third-party repackagers and chemical providers. The Leslie’s brand name appears on all products processed at our repackaging plant, and on the significant majority of all our chemical products. We believe that we are among the largest processors of chlorine products for the swimming pool supply industry.

In connection with the operation of our three distribution centers outside of California, we have expanded our use of third-party chemical repackagers and our purchase of products already in end-use configurations. These products are also generally packaged under the Leslie’s brand name. We continually evaluates the cost effectiveness of third-party sourcing versus internal manufacturing in order to minimize our cost of goods. We have continued to evaluate the establishment of additional chemical repackaging capabilities and have expanded our packaging operation of specialty items to our Hebron, Kentucky distribution facility during 2003. In addition to chemicals, a variety of our other products are packaged under the Leslie’s brand name.

Distribution

In 2002, we distributed all of our products to our retail stores and to our catalog customers through our leased distribution facilities in Ontario, California; Dallas, Texas; Swedesboro, New Jersey and Hebron, Kentucky.

We are now purchasing the majority of the chemicals to be distributed from the Dallas, Swedesboro and Hebron distribution centers from outside manufacturers rather than obtaining them through our repackaging facility in Southern California. During the height of our seasonal activities, each of our retail stores is generally replenished every 5 to 7 days.

We utilize company-owned and operated equipment, leased equipment and common carrier, to transport our goods to stores.

Competition

Primary elements of competition in the retail swimming pool supply industry are price, technical assistance, customer service, product selection and product availability. Most of our competition comes from local stores or regional chains which do not repackage or manufacture products and which generally buy products in smaller quantities. The chain store competitors include a large franchise operator of approximately 140 retail outlets in the Florida market and a limited number of other retail chains of approximately 15 to 30 stores.

We compete on selected principal products such as chlorine with large volume, mass merchant and home center retailers. While the ability of these merchants to accept low margins on the limited number of items they offer makes them aggressive price competitors, they are not generally priced below us and do not offer the level of customer service or wide selection of swimming pool supplies available at Leslie’s.

Employees

As of September 28, 2002, we employed 1,843 persons. During the height of our seasonal activities in 2002, we employed 2,841 persons, including seasonal and part-time store employees who generally are not employed during the off season. We are not subject to any collective bargaining agreements and believes that our relationships with our employees are good.

Trademarks

In the course of our business, we employ various trademarks, trade names and service marks as well as our logo in packaging and advertising our products. We have registered trademarks and trade names for several of our major products on the Principal Register of the United States Patent and Trademark Office. We distinguish the products produced in our chemical repackaging operation or by third party repackagers at our direction through the use of the Leslie’s brand name and logo and the trademarks and trade names of the individual items, none of which is patented, licensed, or otherwise restricted to or by us. We believe the strength of our trademarks and trade names has been beneficial to our business, and we intend to continue to protect and promote our marks in appropriate circumstances.

Properties

As of June 28, 2003, we operated 438 stores in 36 states. The following table sets forth information concerning our stores:

State	Number of Stores
Alabama	5
Arizona	34
Arkansas	1
California	106
Colorado	1
Connecticut	9
Delaware	2
Florida	17
Georgia	17
Illinois	6
Indiana	6
Iowa	1
Kansas	1
Kentucky	4
Louisiana	6
Maryland	5
Massachusetts	9
Michigan	7
Mississippi	1
Missouri	8
Nebraska	1
Nevada	12
New Hampshire	2
New Jersey	21
New Mexico	2
New York	22
North Carolina	4
Ohio	10
Oklahoma	7
Pennsylvania	18
Rhode Island	1
South Carolina	3
Tennessee	7
Texas	74
Utah	1
Virginia	7

Total Stores	438

Except for 26 owned stores, all of our retail stores are leased by us with lease terms expiring between 2002 and 2010. Our typical lease term is five years, and in the majority of instances, we have renewal options at increased rents. Five leases provide for rent contingent on sales exceeding specific amounts. No other leases require payment of percentage rent.

Our corporate offices are located in Phoenix, Arizona. The 38,000 square foot office building was leased for five years and had one five-year renewal option. During 2002, we renegotiated our existing lease adding approximately 16,000 square feet of space. The new lease extends the maturity until June 2009, and we retain one five-year renewal option.

Our Southern California distribution center is located in a 183,000 square foot facility in Ontario, California. The Ontario facility was leased for 10 years and the lease has two five-year renewal options. Our distribution facility in Dallas, Texas contains 100,000 square feet of space. The lease of this facility expired in 2000, and we renewed the lease for an additional five years. The lease includes one additional five-year renewal period. The 119,000 square foot distribution facility in Bridgeport, New Jersey is leased for a 10-year term, expiring in 2008. The lease includes options to renew for two five-year periods. A new 146,000 square foot distribution center in Hebron, Kentucky was opened in January 1999. This facility was leased for a 12 year term and provides for two five-year renewal options.

Legal Proceedings

We are routinely involved in legal proceedings related to the ordinary course of our business. Management does not believe any such matters will have a material adverse effect on us.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the name, age and position of each of our directors and executive officers. Each director will hold office until the next annual meeting of the stockholders or until his successor has been elected and qualified. Officers are elected by the Board of Directors and serve at the discretion of the Board.

Name	Age	Positions
Lawrence H. Hayward	48	Chairman of the Board, President and Chief Executive Officer
Donald J. Anderson	42	Executive Vice President, Chief Financial Officer and Director
John M. Baumer	35	Director
John G. Danhakl	46	Director
Michael J. Fourticq	58	Director
Edward C. Agnew	64	Director
Rick Carlson	39	Vice President, Logistics
Michael L. Hatch	49	Senior Vice President, Merchandising and Marketing
Marvin D. Schutz	56	Senior Vice President, Store Operations

Lawrence H. Hayward is Chairman of the Board of Directors, President and Chief Executive Officer. He joined the Company in January 2000 as President and Chief Executive Officer and assumed the additional role of Chairman of the Board in September 2000. Most recently, Mr. Hayward was the President of ABCO Desert Markets located in Phoenix, Arizona which is a division of Fleming Companies, one of the nation’s largest wholesale and retail food and general merchandise distributors. From 1995 until 1999, he served as President and Chief Executive Officer of Carr Gottstein Foods Co., Alaska’s largest food and drug retailer and wholesale provider. From 1990 to 1995, Mr. Hayward held other senior level positions at Buttrey Food and Drug Co. From 1981 until 1990 he served in various corporate positions at American Stores Company headquartered in Salt Lake City, Utah.

Donald J. Anderson is Executive Vice President, Chief Financial Officer and Director of the Company. He joined the Company in May 2000. Mr. Anderson has 26 years of experience in various retail industries. Most recently, Mr. Anderson was Senior Vice President and Chief Financial Officer of the Follett Higher Education Group, located in Oakbrook, Illinois, the nation’s largest operator of University bookstores. From 1995 until 1999, he served as Senior Vice President and Chief Financial Officer of Carr Gottstein Foods Co., Alaska’s largest food and drug retailer and wholesale provider. From 1990 to 1995, Mr. Anderson held various senior level positions at Buttrey Food and Drug Co. From 1977 to 1990, he served in various managerial positions with American Stores Company.

John M. Baumer became a director in November 2001. He has been an executive officer and equity owner of Leonard Green & Partners (“LGP”), the firm that manages Green Equity Investors II (“GEI”), since 1999. Mr. Baumer had previously been a Vice President at Donaldson, Lufkin & Jenrette Securities Corporation (“DLJ”), and had been with DLJ since 1995. Prior to joining DLJ, Mr. Baumer was at Fidelity Investments and Arthur Andersen. Mr. Baumer is also a director of Communications & Power Industries, Inc., Intercontinental Art, Inc., Petco Animal Supplies, Inc., Phoenix Scientific, Inc. and VCA Antech, Inc.

John G. Danhakl became a director in June 1997. He has been an executive officer and an equity owner of LGP, the firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at DLJ and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of Twinlab Corporation, Arden Group, Inc., Big 5 Sporting Goods Corp., Communications & Power Industries, Inc., Liberty Group Operating, Inc., Petco Animal Supplies, Inc., Phoenix Scientific, Inc., MEMC Electronic Materials, Inc., Diamond Triumph Auto Glass, Inc., and VCA Antech, Inc.

Michael J. Fourticq is a director. He also served as Chairman of the Board of Directors from May 1988 until January 2000. Between May 1988 and August 1992, he served as our Chief Executive Officer. From 1995 to 2001, Mr. Fourticq had been the Chairman and Chief Executive Officer of Brown Jordan International, a leading manufacturer of outdoor and casual furniture products. Since 1985 he has been the sole general partner of Hancock Park Associates, which is the general partner and affiliate of several investment partnerships. Mr. Fourticq is the Chairman of Mikol Missile-Air, a director of WinsLoew Furniture and the Chairman of Fitness Holdings International.

Edward C. Agnew is a director. He is a former retail executive with over 36 years of retail experience. Mr. Agnew held various officer level assignments with Jewel Companies, Inc., Buttrey Food and Drug, Inc., and American Stores/Albertsons, Inc. Mr. Agnew began his career in 1963 with Jewel Food & Drug Stores where he served in various capacities including General Manager of its Midwest Division. In 1987 Mr. Agnew was appointed President and Chief Executive Officer of Buttrey Food and Drug, Inc. In 1990, Mr. Agnew successfully led a leveraged buyout of Buttrey Food and Drug Company and successfully completed an initial public offering of the Company in early 1993. In 1994 Mr. Agnew returned to American Stores, Inc., where he served as a Senior Vice President and member of the Company’s Executive Committee until his retirement in 1999.

Rick D. Carlson has been Vice President Logistics since February of 2000. Mr. Carlson has over 15 years of experience in the freight logistics and distribution industry. Most recently Mr. Carlson was the General Manager of the Alaska Division of Totem Ocean Trailer Express. From 1995 until 1999, he was the Director of Transportation and Freight Operations of Carr Gottstein Foods Co., Alaska’s largest food and drug retailer and wholesale provider. Prior to that time he held several management positions at Buttrey Food and Drug Co. From 1991 to 1995, he served in various managerial positions with PST Vans.

Michael L. Hatch has been Senior Vice President, Merchandising and Marketing of the Company since November 2000. Mr. Hatch has more than 28 years of experience in the retail industry. Most recently, Mr. Hatch was the President of ABCO Desert Markets which was a division of Fleming Companies. From 1996 to 1999 he was employed by Smiths Food and Drug where he held various positions including Senior Vice President and Southwest Manager and Vice President of Sales, Merchandising and Marketing. From 1970 to 1996, Mr. Hatch held various senior management positions at Smitty’s Super Valu, Inc. located in Phoenix, Arizona, which later merged with Smith’s Food and Drug.

Marvin D. Schutz has been Senior Vice President, Store Operations, since July 1999. From May 1997 through June 1999, he was Vice President of Store Operations. From October 1994 through May 1997, he was Director of Store Operations, Eastern Division. From 1982 through 1993 he held several management positions in specialty retail at Montgomery Ward as National Director of Operations and Training and Silo Inc. as Regional Sales Manager and Director of Operations.

All our executive officers are chosen by the Board of Directors and serve at the Board’s discretion. No family relationships exist between any of the officers or directors of the Company.

Leslie’s, GEI, the members of HPA Group, Occidental Petroleum Corporation and the holders of some of the management options are parties to a Stockholders Agreement. In the Stockholders Agreement, Michael Fourticq was given rights to be elected as a director of the Company.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth for the fiscal years ended September 28, 2002, September 29, 2001, and September 30, 2000, respectively, the compensation for services to the Company of the Chief Executive Officer and the four most highly compensated executive officers of the Company as of September 28, 2002.

		Fiscal Year Compensation		Long- Term Compen- sation	All Other Compensation
	Year	Salary ($)	Bonus ($)(1)	Stock Options (#)(2)	401(k) ($)(3)	Insurance/ Other ($)(4)
Lawrence H. Hayward	2002	417,308	365,925	30,000	3,400	180
Chairman of the Board, President and Chief	2001	400,000	168,000	312,500	3,400	180
Executive Officer and Director	2000	300,000	345,852	—	3,400	—

Donald J. Anderson	2002	292,308	183,250	20,000	3,400	120
Executive Vice President,	2001	275,000	115,500	237,500	3,400	17,552	(5)
Chief Financial Officer and Director	2000	116,346	112,230	—	—	66,476	(5)

Rick D. Carlson	2002	137,804	51,731	10,000	3,400	108
Vice President,	2001	—	—	—	—	—
Logistics	2000	—	—	—	—	—

Michael L. Hatch	2002	186,292	81,817	10,000	2,250	180
Senior Vice President,	2001	153,785	50,781	87,500	2,250	118
Merchandising and Marketing	2000	—	—	—	—	—

Marvin D. Schutz	2002	179,779	78,792	10,000	3,400	451
Senior Vice President,	2001	175,000	55,125	110,000	3,400	60,606	(5)
Store Operations	2000	175,000	—	—	3,400	—

(1)	Bonuses are attributed to the year earned, and are paid out after the conclusion of the fiscal year. Bonuses were paid on a twelve-month basis for all of the fiscal years showing. Bonuses in 2000 to Mr. Hayward and Mr. Anderson were paid in accordance with the terms of their employment agreements.
(2)	All options were granted at their fair market value on the date of grant. 678,333 of the total options issued in 2001, were the reissue of options that had been previously cancelled pursuant to the Board’s option repricing resolution.
(3)	Represents expected Company matching contributions to individuals’ 401(k) accounts.
(4)	Represents premiums paid by the Company for life insurance not generally available to all Company employees.
(5)	Represents moving expenses paid in accordance with the terms of employment.

Option Plans

During 1997, the Company adopted a non-qualified common stock option plan (the “NQ Option Plan”) and an incentive common stock option plan (the “ISO Option Plan”) and reserved 417,995 shares and 1,369,730 shares, respectively, of Leslie’s common stock for issuance upon the exercise of options to be granted to employees of Leslie’s thereunder. Options to purchase Leslie’s common stock have been granted at an exercise price of $1.00 per share for options granted under the NQ Option Plan (“NQ Options”) and $2.00 per share in the case of options granted under the ISO Option Plan.

NQ Options are all vested. NQ Options have a term of ten years and remain exercisable without regard to any termination of employment of the holder.

Under the ISO Plan, as amended, ISO Options vest in one-third increments on the first, second and third anniversaries of the original grant date. Options intended to qualify as “incentive stock options” and options not intended to so qualify may be granted under the ISO Option Plan. Pursuant to law, options intended to qualify as “incentive stock options” are subject to limitations on aggregate amounts granted and must be issued to any holder of 10% or more of the issuer’s outstanding common stock at 110% of fair market value. Vested ISO Options may be exercised for 90 days post termination of employment, except in the case of the death of the option holder, in which case the vested portion may be exercised within twelve months from the date of termination. ISO Options have a term of ten years.

In November 1998, Leslie’s Board adopted its 1998 Incentive Stock Option Plan (the “1998 Plan”), and reserved 300,000 shares of nonvoting common stock for issuance thereunder. In January 2000, the Board approved an amendment to the Plan to increase the number of shares of nonvoting common stock issuable thereunder to 500,000 shares in the aggregate. Options to purchase Leslie’s nonvoting common stock have been granted at an exercise price of $2.00 per share.

On February 15, 2001, the Board of Directors approved a resolution to effectuate the “repricing” of options outstanding under the Company’s ISO Option Plan and the 1998 Plan. Under the program, 198,500 existing options were cancelled and holders thereof were entitled to receive new Options on a date which would be at least 6 months and a day from the date of cancellation, at a price equal to the then market value of the Company’s stock. The options cancelled had exercise prices that were higher than the Board’s view of the then current market price of the Company’s stock and had impaired the ability of such options to fulfill their purpose.

On February 15, 2001, the Board of Directors approved a resolution to amend the Corporation’s Certificate of Incorporation to effectuate a 5 for 1 stock split whereby each outstanding share of the Corporation’s common stock, par value $.001 per share, was converted into five shares of common stock. Following approval by the Corporation’s shareholders, the Charter Amendment was filed with the Delaware Secretary of State on February 22, 2001.

Option Grants in 2002

The following table sets forth the stock options granted to the Chief Executive Officer and the other executive officers of the Company, during the twelve months ended September 28, 2002, pursuant to the Company’s ISO Option Plan, NQ Option Plan, or 1998 Plan.

	Individual Grants
	Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
					0%($)	5%($)	10%($)
Lawrence H. Hayward	30,000	13.6%	$2.00	7/31/12	—	37,800	95,700
Donald J. Anderson	20,000	9.1%	$2.00	7/31/12	—	25,200	63,800
Rick D. Carlson	10,000	4.6%	$2.00	7/31/12	—	12,600	31,900
Michael L. Hatch	10,000	4.6%	$2.00	7/31/12	—	12,600	31,900
Marvin D. Schutz	10,000	4.6%	$2.00	7/31/12	—	12,600	31,900

(1)	Granted pursuant to ISO Option Plan, the NQ Option Plan and 1998 Stock Option Plan. Options granted on 7/31/02 vest over a three-year period.
(2)	Potential realizable value is based on an assumption that the stock price of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on requirements promulgated by the Securities and Exchange Commission and do not reflect the Company’s estimate of future stock price growth.

Aggregated Option Exercises in 2002 and Fiscal Year-End Option Value

The following table sets forth the stock option exercises by the named executive officers during 2002. In addition, the table indicates the total number and value of exercisable and non-exercisable options held by each such officer as of September 28, 2002.

	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Unexercised Options at September 28, 2002		Value of Unexercised In-the- Money Options at September 28, 2002(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lawrence Hayward	—	—	270,833	71,667	—	—
Donald J. Anderson	—	—	137,501	119,999	—	—
Rick D. Carlson	—	—	29,999	30,001	—	—
Michael L. Hatch	—	—	54,167	43,333	—	—
Marvin D. Schutz	—	—	99,444	20,556	—	—

(1)	Potential unrealized value is (i) the fair market value at September 28, 2002 ($2.00 per share) less the option exercise price times (ii) the number of shares.

COMPENSATION OF DIRECTORS

Directors do not receive any compensation directly for their service on the Company’s Board of Directors, with the exception of Mr. Agnew, our outside director, who receives $4,000 per each quarterly meeting. The Company issued 10,000 options to Mr. Agnew. Pursuant to a Management Agreement dated June 11, 1997, Leslie’s pays LGP an annual fee for various management, consulting and financial planning services, including assistance in strategic planning, providing market and financial analysis, negotiating and structuring financing and exploring expansion opportunities. The Management Agreement also provides that subject to specified approval requirements, either LGP or HPA may provide financial advisory or investment banking services for Leslie’s in connection with major financial transactions, and LGP or HPA will be paid a reasonable fee for such services. During 2002, Leslie’s paid LGP the annual fee in the amount of $244,800 plus out-of-pocket expenses of approximately $28,000. John M. Baumer and John D. Danhakl are members of the Company’s Board of Directors and are executive officers and equity owners of LGP.

Employment Agreements

Lawrence Hayward and Donald Anderson each entered into employment agreements with Leslie’s, dated as of January 1, 2000 and May 1, 2000, respectively. Each of the employment agreements contains non-solicitation and confidentiality covenants and provides that the executive is eligible to participate in Leslie’s benefit plans consistent with the benefits extended to the most senior of Leslie’s executives (including vacation, personal and sick leave, disability, medical and life insurance). Each of the employment agreements also provides that the executive will serve at the will of the Company’s Board of Directors.

Mr. Hayward’s employment agreement provides for a minimum base salary of $400,000 annually, plus a minimum guaranteed bonus of $150,000 for fiscal year 2000. In fiscal year 2002 and all successive years, Mr. Hayward’s bonus will be based solely upon the Company’s financial performance. If Leslie’s terminates Mr. Hayward’s employment for any reason other than Just Cause (as defined in the Agreement), Mr. Hayward will receive his base salary and benefits through the twelve-month period following termination, except that if Mr. Hayward becomes an employee, consultant or partner of a company which directly competes with Leslie’s, any such severance payments and benefits shall end as of the date Mr. Hayward’s relationship with the competing entity commenced. The benefits are also payable upon a sale of substantially all of the business or assets of the Company or a consolidation, merger or change of control of the Company (a “Change of Control”).

Mr. Anderson’s employment agreement provides for a minimum base salary of $275,000 annually, plus a minimum guaranteed bonus of $45,833 for fiscal year 2000 (representing the pro-rated period of his actual employment during fiscal year 2000). In fiscal year 2002 and all successive years, Mr. Anderson’s bonus will be based solely upon the Company’s financial performance. If Leslie’s terminates Mr. Anderson’s employment for any reason other than Just Cause (as defined in the Agreement), Mr. Anderson will receive his base salary and benefits through the twelve-month period following termination, except that if Mr. Anderson becomes an employee, consultant or partner of a company which directly competes with Leslie’s, any such severance payments and benefits shall end as of the date Mr. Anderson’s relationship with the competing entity commenced. The benefits are also payable upon a Change of Control (as defined above).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

LGP, HPA and Leslie’s are parties to a Management Agreement dated June 11, 1997. The Management Agreement provides that Leslie’s will pay LGP an annual fee of $244,800 for ongoing management, consulting and financial services. In addition, subject to specified approval requirements, the Management Agreement provides that either LGP or HPA may provide services for Leslie’s in connection with major financial transactions, and LGP or HPA will be paid a reasonable fee for such services. The Management Agreement terminates on the earlier of the tenth anniversary of its execution or the date that LGP affiliates holds 25% or less of the shares of Leslie’s that they held on the date of the Management Agreement.

Stockholders Agreement

Leslie’s, GEI, the members of the HPA Group, and the other holders of Leslie’s securities (including options) are parties to a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement provides the Company and some of our stockholders rights to repurchase a portion of the NQ Options, NQ Shares and the Subscription Stock of other stockholders upon their ceasing to provide services to the Company. The Stockholders Agreement generally restricts the transferability of securities of the Company (“Securities”) held by some of the stockholders and establishes a right of first refusal, in the event some stockholders seek to transfer any of their Securities to a third party, in favor of some other stockholders. In addition, GEI has “drag-along” rights and if GEI desires to sell any Securities, other stockholders have “tag-along” rights to participate in such sale. The Stockholders Agreement also grants demand registration rights to some stockholders and piggyback registration rights for all stockholders. In the Stockholders Agreement, Mr. Fourticq has rights to be elected as a director of the Company.

Stock Repurchase and Promissory Note Agreements

On March 23, 2001, the Company individually, and Lawrence Hayward, President and CEO, Donald Anderson, Executive Vice President and CFO, and Green Equity Investors II, L.P., the (“Purchasers”) entered into two separate Stock Purchase Agreements, the (“Agreements”) with Brian P. McDermott, (“McDermott”) the Company’s former President and CEO (the “McDermott Transactions”). Pursuant to the Agreements, the Company repurchased 277,775 shares of the Company’s voting common stock held by McDermott for an aggregate purchase price of $499,995 and the Purchasers acquired the remaining 554,985 shares of the Company’s voting common stock held by McDermott for an aggregate purchase price of $998,973.

As part of the McDermott Transactions, the Company entered into separate loan agreements with each of Mr. Hayward and Mr. Anderson, pursuant to which the Company loaned $225,000 to each of Hayward and Anderson, respectively, thereby providing a portion of the funds required for each of Anderson and Hayward to purchase the shares of the Company’s common stock sold by McDermott. Each loan, together with all accrued interest, will be due and payable to the Company in full, on the earlier of: 1) the date which is 7th anniversary of the note and 2) the termination of the borrower’s employment with the Company for any reason, other than a termination by the Company, and is secured by a portion of the shares being purchased by each of Hayward and Anderson, pursuant to Pledge Agreements executed concurrently by each of Hayward and Anderson. Additionally, the Company and Foothill Capital Corporation executed a first amendment to the existing Loan and Security Agreement to effectively permit the Company to make loans to employees in an aggregate amount not to exceed $500,000 at any time, compared to the previous limit of $250,000. No amounts have been repaid under the loans and the loans bear interest at 2.45%, the applicable federal rate at the time.

Exchange of 10 3/8% Senior Notes Due 2004 for 10 3/8% Senior Notes Due 2008

In May and June 2003, the Company entered into several Exchange Agreements with some holders of its 10 3/8% Senior Notes Due 2004 (the “2004 Notes”) pursuant to which such holders were entitled to exchange the

2004 Notes for the Company’s 10 3/8% Senior Notes due 2008 (the “2008 Notes”). These holders also received the accrued interest on the 2004 Notes and a cash payment equal to 2.0% of the aggregate principal amount of the 2004 Notes that were exchanged. In addition, the Company granted them registration rights for the 2008 Notes pursuant to several Registration Rights Agreement. $59,495,000 aggregate principal amount of the 2004 Notes were exchanged for $59,495,000 aggregate principal amount of the 2008 Notes.

Several of our affiliates participated in the exchange offer, and each of these affiliates exchanged all of their holdings of the 2004 Notes for new 2008 Notes. John Baumer, John Danhakl, Lawrence Hayward, Donald Anderson and Michael Fourticq are all members of the Company’s Board of Directors and exchanged $50,000, $350,000, $235,000, $100,000 and $1,500,000 in aggregate principal amount, respectively, of the 2004 Notes for 2008 Notes. Messrs. Hayward and Anderson are also executive officers of the Company. Peter Nolan, Jonathan Sokoloff and Jonathan Seiffer exchanged $350,000, $200,000 and $50,000 in aggregate principal amount, respectively, of the 2004 Notes for 2008 Notes. Each of Messrs. Baumer, Danhakl, Nolan, Sokoloff and Seiffer are equity owners of Leonard Green & Partners (“LGP”). Green Equity Investors II, L.P. (“GEI”) is the owner of more than 50% of the Company’s outstanding common stock. GEI is a Delaware limited partnership managed by LGP, which is an affiliate of the general partner of GEI. Each of Messrs. Baumer, Danhakl, Nolan, Sokoloff and Seiffer, either directly (whether through ownership interest or position) or through one of more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of Leslie’s common stock owned by GEI. Accordingly, for certain purposes, Messrs. Baumer, Danhakl, Nolan, Sokoloff and Seiffer may be deemed to be beneficial owners of the shares of Leslie’s common stock held by GEI.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

The Company and Wells Fargo Retail Finance LLC and PNC Bank, National Association, each by assignment, entered into the Company’s senior credit facility as of June 22, 2000. The senior credit facility has the following features: (i) maximum availability of $65.0 million subject to requirements that the level of outstanding borrowing be limited to specified levels of inventories and accounts receivable, (ii) collateralized by inventories, accounts receivable, equipment and other assets, (iii) interest at alternative fluctuating rates, as selected by the Company, of either a prime rate or an adjusted eurodollar rate, in each case plus an applicable margin, (iv) required payment of various commitment and other fees, and (v) customary financial and other credit document covenants including restrictions on the payment of dividends, stock repurchases, additional debt, guaranties, liens and loans. The initial term of the senior credit facility expires on January 31, 2004. The lenders approved the issuance of the 2008 Notes in exchange for the 2004 Notes and the redemption of the remaining 2004 Notes.

DESCRIPTION OF NOTES

The new notes will be issued under an indenture (the “Indenture”), to be dated as of May 21, 2003 by and among the Company and The Bank of New York, as trustee (the “Trustee”). The old notes were also issued pursuant to the Indenture. We refer to the new notes as the “New Notes” and the old notes as the “Old Notes.” We refer to the New Notes and the Old Notes in this section as the Notes. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indenture, including the definitions of terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The definitions of capitalized terms used in the following summary are set forth below under “Certain Definitions.” For purposes of this section, references to the “Company” include only Leslie’s and not its Subsidiaries.

The Notes are senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company.

The New Notes as issued will be in book-entry form and represented by a single global certificate which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC. A beneficial owner may request physical delivery of new notes in certificated form.

Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the “holders”). The Company will pay principal (and premium (as defined), if any) on the Notes at the Trustee’s corporate office in New York, New York. At the Company’s option, when due, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered addresses of holders.

Principal, Maturity and Interest

The Notes are limited in aggregate principal amount to $70.0 million, of which $56,485,000 will be issued in the exchange offer, and will mature on July 15, 2008. Additional amounts may be issued in one or more series from time to time, subject to the limitations set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” Interest on the Notes will accrue at the rate of 10 3/8% per annum and will be payable semi-annually in arrears on each January 15 and July 15 commencing on January 15, 2004, to the persons who are registered holders at the close of business on the December 31 and June 30, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. The Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption.    The Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, on and after July 15, 2005, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on July 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

Year	Percentage
2005	102.594%
2006	100.000%

Optional Redemption upon Public Equity Offerings. At any time, or from time to time, on or prior to July 15, 2005 the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to $200 million of aggregate principal amount of the Notes at a redemption price equal to 110.375% of the principal amount thereof, plus accrued interest to the date of redemption; provided that after giving effect to any such redemption at least $20 million of aggregate principal amount of the Notes remains outstanding. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 60 days after the consummation of any such Public Equity Offering.

As used in the preceding paragraph, “Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act, or any successor statute.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Change of Control

The Indenture provides that upon the occurrence of a Change of Control, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes pursuant to the offer described below

(the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first-class mail, a notice to each holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the Company’s obligation to make a Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in specified circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in some circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”), any Indebtedness (including Acquired Indebtedness but excluding Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.5 to 1.0.

Indebtedness of a Person which is secured by a Lien on an asset acquired by the Company or a Subsidiary of the Company (whether or not such Indebtedness is assumed by the acquiring Person) shall be deemed incurred at the time of the Asset Acquisition.

The Company will not incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes, pursuant to subordination provisions that are substantively identical to the subordination provisions of such Indebtedness (or such agreement) that are most favorable to the holders of any other Indebtedness of the Company.

Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness” or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company reported for any period subsequent to March 29, 2003 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock; plus (z) without duplication, the sum of (1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments and (2) the Net Cash Proceeds received by the Company or any Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company).

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness; (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company or options, warrants or other securities exercisable or convertible into Common Stock of the Company from employees and directors of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of such employees or directors, in an aggregate amount not to exceed $500,000 in any calendar year and $2.0 million in the aggregate (in each case plus the amount of net cash proceeds received by the Company from the sale of Qualified Capital Stock to officers or directors of the Company and its Subsidiaries, provided, that such amounts did not provide the basis for any other Restricted Payment); and (5) so long as no Default or Event of Default shall have occurred and be continuing, the payment of dividends on the shares of Series A Preferred Stock issued on the Issue Date and on any additional shares of such stock issued in lieu of cash dividends thereon with (x) the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or (y) the net cash proceeds of any capital contribution to the Company to the extent such amounts in clauses (x) and (y) did not provide the basis for any other Restricted Payment. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (2)(ii), 3(ii)(A), (4) and (5) shall be included in such calculation.

Any Investment in a direct or indirect Wholly Owned Subsidiary of the Company that becomes, directly or indirectly, a non-Wholly Owned Subsidiary of the Company (unless the Company or a Subsidiary retains no equity interest in such non-Wholly Owned Subsidiary) shall become a Restricted Payment on such date in an amount equal to (a) 1.0 minus the Company’s percentage interest in such non-Wholly Owned Subsidiary times, (b) the amount of all Investments (net of any returns previously paid on such Investment) made in such non-Wholly Owned Subsidiary to such date, not to exceed the greater of (x) the book value of such Subsidiary on such date and (y) the fair market value of such Subsidiary on such date as determined (1) in good faith by the Board of Directors of the Company if such fair market value is determined to be less than $5.0 million and (2) by an investment banking firm of national standing if such fair market value is determined to be in excess of $5.0 million.

Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers’ certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company’s latest available internal quarterly financial statements.

Limitation on Asset Sales.    The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors), (ii) at least 75% of the consideration received for the assets sold by the Company or the Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided, however, that (a) notes received by the Company as consideration for an Asset Sale that are converted into cash or Cash Equivalents immediately following the consummation of such Asset Sale or (b) the assumption by the purchaser of assets pursuant to an Asset Sale of liabilities of the Company (other than liabilities that are by their terms subordinate to the Notes) shall, in each case of the immediately preceding clauses (a) and (B), be deemed to be cash or Cash Equivalents at the time of such Asset Sale in an amount equal to, in the case of clause (A), the amount of cash or Cash Equivalents realized on such conversion and, in the case of clause (B), the amount of the liabilities so assumed, as reflected on the balance sheet of the Company, and (iii) following the consummation of an Asset Sale, the Company shall or cause such Subsidiary, within 365 days of receipt thereof either (a) to apply the Net Cash Proceeds related to such Asset Sale to prepay any Indebtedness that by its terms is not subordinate to the Notes, (b) to make a Permitted Investment or an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in a Related Business (collectively, “Replacement Assets”) or (c) a combination of prepayment and investment permitted by the foregoing clauses (iii)(a) and (iii)(B). On the 365th day after an Asset Sale, or such earlier date, if any, as the Board of Directors of the Company or of such Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(b) and (iii)(c) of the next preceding sentence (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before the applicable Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(b) and (iii)(c) of the next preceding sentence (or, in the case of a Net Proceeds Offer Trigger Date

(as defined below) occurring prior to such 365th day, the aggregate amount of Net Cash Proceeds that the Board of Directors has determined not to so apply) (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all holders on a pro rata basis (and on a pro rata basis with the holders of indebtedness of the Company that is not by its terms subordinate to the Notes), that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” the successor corporation shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Notwithstanding the two immediately preceding paragraphs, the Company and its Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets and (ii) such Asset Sale is for fair market value; provided that any consideration not constituting Replacement Assets received by the Company or any of its Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

Each Net Proceeds Offer will be mailed to the record holders as shown on the register of holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Upon completion of a Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Cash Proceeds, the Company may use any remaining Net Cash Proceeds for general corporate purposes.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) any Credit Agreement; (4) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of the Company, or any customary restriction on the ability of a Subsidiary of the Company to dividend, distribute or otherwise transfer any asset which secures Purchase Money Indebtedness of such Subsidiary; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (6) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; or (7) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (3), (5) or (6) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (3), (5) or (6).

Limitation on Preferred Stock of Subsidiaries.    The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company.

Limitation on Liens.    The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (b) Liens of the Company or a Wholly Owned Subsidiary of the Company on assets of any Subsidiary of the Company; (c) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (x) are no less favorable to the holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (y) do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so Refinanced; and (d) Permitted Liens.

Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Subsidiaries substantially as an entirety (the “Surviving Entity”) (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the

Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (2) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness”; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

Limitations on Transactions with Affiliates.    (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million, the Company or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(ii) transactions exclusively between or among the Company and any of its Subsidiaries or exclusively between or among such Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture; (iii) payments of annual fees and reimbursement of reasonable expenses in accordance with the provisions of the Management Services Agreement; (iv) any employment agreement entered into in the ordinary course of business, (v) Restricted Payments permitted by the Indenture and Permitted Investments, (vi) payments made in accordance with the Occidental Supply Agreement or any other such agreement with Occidental entered into on terms no less favorable to the Company than those that may have been obtained in an arm’s length transaction and (viii) loans or advances to officers or employees of the Company in the ordinary course of business not to exceed $500,000 the aggregate at any one time outstanding.

Conduct of Business.    The Company and its Subsidiaries will not engage in any businesses other than a Related Business.

Reports to Holders.    The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. Such reports will contain financial information that has been examined and reported on, with an opinion expressed by an independent public or certified public accountant. The Company will also comply with the other provisions of TIA Section 314(a).

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(i)    the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(ii)    the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a required payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(iii)    a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(iv)    the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, in any case if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

(v)    one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non- appealable; or

(vi)    events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (vi) above) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable. If an Event of Default specified in clause (vi) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to some of the covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event

Covenant Defeasance occurs, the events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and Additional Interest, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and (ix) other customary conditions precedent are satisfied.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium and Additional Interest, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers’ certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company and the Trustee, without the consent of the holders, may amend the Indenture for specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each holder affected thereby, no amendment may: (i) reduce the amount of Notes whose holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto or (vii) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the holders.

Governing Law

The Indenture provides that the Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the TIA contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in some cases or to realize on property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of some of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or is assumed in connection with the acquisition of assets from such Person and in each case not incurred in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company, or (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Subsidiary of the Company (including a Person that is or will become a Subsidiary of the Company immediately after such sale, issuance, conveyance, transfer, lease, assignment or other transfer for value) of (a) any Capital Stock of any Subsidiary of the Company; or (b) any other property or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Subsidiaries receive aggregate consideration of less than $500,000 and (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person.

“Cash Equivalents” means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Corporation (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iv) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

“Change of Control” means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons (other than to a Permitted Holder) for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture); (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; (iv) the replacement of a majority of the Board of Directors of the Company (other than in accordance with the terms of the Series A Preferred Stock so long as Occidental owns greater than 50% of the then outstanding shares of the Series A Preferred Stock) over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or (v) the Company consolidates with, or merges with or into, another Person, or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the shares representing the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company is converted into or exchanged for cash, securities or other property, other than (a) any such transaction where (1) the shares representing the issued and outstanding ordinary voting Capital Stock of the Company are converted into or exchanged for (i) ordinary voting Capital Stock (other than Disqualified Capital Stock) of the surviving or transferee corporation and/or (ii) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (2) the “beneficial owners” of the shares representing the issued and outstanding ordinary voting Capital Stock of the Company immediately prior to such transaction own, directly or indirectly, shares of Capital Stock representing not less than a majority of voting power of all issued and outstanding shares of Capital Stock of the surviving or transferee corporation immediately after such transaction or (b) any such transaction as a result of which the Permitted Holders own shares of Capital Stock representing more than 50% of the voting power of all issued and outstanding shares of Capital Stock of the surviving or transferee corporation immediately after such transaction.

“Change of Control Offer” has the meaning set forth under “—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “—Change of Control.”

“Commission” means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (a) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period,

(b) Consolidated Interest Expense and (c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of “Consolidated Net Income”) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio,” (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (excluding any amortization or write off of deferred financing costs), plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount and any amortization or write off of deferred financing costs, (b) the net costs under Interest

Swap Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains or losses, (c) the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Subsidiary of the referent Person, (d) the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by contract, operation of law or otherwise, (e) the net income of any Person, other than a Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (including, without limitation, any LIFO adjustments, but excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Covenant Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Credit Agreement” means credit agreement(s) to be entered into by the Company and one or more lenders, and all amendments thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the final maturity date of the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Indebtedness” means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means an accounting firm, appraisal firm, investment banking firm or consultant to Persons engaged in a Related Business, in each case, of nationally recognized standing that is, in the judgment of the Company’s Board of Directors, qualified to perform the task for which it has been engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Company or any Subsidiary on commercially reasonable terms in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

“Issue Date” means the date of original issuance of the Notes.

“Legal Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Management Services Agreement” means that certain Management Services Agreement dated as of the Issue Date by and between Leonard Green & Partners, L.P., on the one hand, and the Company, on the other hand, providing for fees, expenses and reimbursements to be paid to Leonard Green & Partners, L.P., as such Management Services Agreement may be amended from time to time so long as such amendments are in compliance with the provisions of the covenant described under the caption “—Certain Covenants—Limitations on Transactions With Affiliates.”

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale, (d) appropriate amounts to be provided by the Company or any Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, and (e) that portion of the cash or Cash Equivalents attributable to the Capital Stock of a Subsidiary which is not a Wholly Owned Subsidiary of the Company held, directly or indirectly, by any Person which is not the Company or a Wholly Owned Subsidiary of the Company.

“Net Proceeds Offer” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Net Proceeds Offer Amount” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Net Proceeds Offer Payment Date” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Net Proceeds Offer Trigger Date” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Holders” means Green Equity Investors II, L.P., senior management of the Company as in effect on the Issue Date and Occidental, including in each case, their respective Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

(i)    Indebtedness under the Old Notes and the New Notes issued pursuant to the Offering;

(ii)    Indebtedness incurred pursuant to a Credit Agreement(s) in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $35.0 million and (b) the sum of 80% of the total accounts receivable and 60% of the total inventory of the Company and its Subsidiaries, less in each case the amount of any prepayments made with the proceeds of an Asset Sale or assumed in connection with an Asset Sale;

(iii)    other Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date;

(iv)    Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Subsidiaries and Interest Swap Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(v)    Indebtedness of a Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(vi)    Indebtedness of the Company to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Subsidiary of the Company, in each case subject to no Lien held by a Person other than a Wholly Owned Subsidiary of the Company; provided that if as of any date any Person other than a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or any Person other than a Wholly Owned Subsidiary of the Company holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(vii)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(viii)    Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(ix)    Refinancing Indebtedness;

(x)    Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; and

(xi)    additional Indebtedness of the Company in an aggregate principal amount not to exceed $10.0 million at any one time outstanding.

“Permitted Investments” means (i) Investments by the Company or any Wholly Owned Subsidiary of the Company in any Person that is or will become, or Investments by the Company or any Wholly Owned Subsidiary of the Company which result in any Person becoming, in any case, immediately after such Investment, a Wholly

Owned Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Subsidiary of the Company; (ii) Investments by any Wholly Owned Subsidiary of the Company in the Company; (iii) Investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding; (v) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; and (vi) Investments made by the Company or its Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales.”

“Permitted Liens” means the following types of Liens:

(i)    Liens securing Indebtedness incurred under the Credit Agreement or pursuant to clause (xi) of the definition of Permitted Indebtedness;

(ii)    Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on their books such reserves as may be required pursuant to GAAP;

(iii)    statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(iv)    Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(v)    judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(vi)    easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(vii)    any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(viii)    Liens securing Purchase Money Indebtedness of the Company or any Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (a) the Purchase Money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired and (b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

(ix)    Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(x)    Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(xi)    Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off;

(xii)    Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(xiii)    Liens securing Acquired Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness”; provided that (a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and (b) such Liens do not extend to or cover any property or assets of the Company or of any of its Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company; and

(xiv)    Liens created under the Indenture.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Subsidiaries incurred in connection with the purchase of businesses (including Capital Stock of businesses primarily engaged in a Related Business), properties or assets for the business of the Company and its Subsidiaries and any Refinancing thereof.

“Qualified Capital Stock” means the Series A Preferred Stock and any other Capital Stock that is not Disqualified Capital Stock.

“Reference Date” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Subsidiary of the Company of Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness” (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii), (x) or (xi) of the definition of Permitted Indebtedness), to the extent that such Refinancing does not (1) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Related Business” means a business whose revenues are derived from the general business conducted by the Company on the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Restricted Payments” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any property, whether owned by the Company or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

“Series A Preferred Stock” means the Series A Preferred Stock of the Company issued pursuant to the Certificate of Designation, Preferences and Rights of Series A Redeemable Preferred Stock, as in effect on the Issue Date.

“Significant Subsidiary” shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

“Subsidiary,” with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Surviving Entity” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Except as described in the next paragraph, Notes originally issued to (i) QIBs will be represented by a single permanent global certificate in definitive, fully registered form (the “QIB Global Note”) and (ii) Accredited Investors will be represented by a single permanent global certificate in definitive, fully registered form (the “Accredited Investor Global Note” and, together with the QIB Global Note, the “Global Notes”). Each Global Note will be deposited on the date of consummation of the exchange offer with, or on behalf of, DTC and registered in the name of a nominee of DTC. The Global Notes will be subject to the restrictions on transfer set forth herein and will bear the legend regarding such restrictions set forth under the heading “Transfer Restrictions” herein.

New notes originally purchased by or transferred to foreign purchasers, Accredited Investors or QIBs who elect to take physical delivery of their certificates instead of holding their interest through a Global Note (collectively referred to herein as the “Non-Global Purchasers”) will be issued in the form of Certificated Notes. Upon the transfer to a QIB, an Accredited Investor or a foreign purchaser of any Certificated Note initially issued to a Non-Global Purchaser, such Certificated Note will, unless the transferee requests Certificated Notes or the Global Notes have previously been exchanged in whole for Certificated Notes, be exchanged for an interest in the QIB Global Note or the Accredited Investor Global Note, as the case may be. Upon the transfer of an interest in a Global Note, such interest will, unless the transferee requests Certificated Notes, be represented by an interest in the applicable Global Note. For a description of the restrictions on the transfer of Certificated Notes and any interest in Global Notes, see “Transfer Restrictions.”

The Global Notes.    The Company expects that pursuant to procedures established by DTC (a) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by the Global Notes to the respective accounts of persons who have accounts with DTC and (b) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Such accounts initially will be designated by or on behalf of the initial purchasers of the Notes and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“Participants”) or persons who hold interests through Participants. Interests in the Global Notes may be held directly through DTC, by Participants, or indirectly through organizations which are Participants.

So long as DTC, or its nominee, is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Indenture.

Payments of the principal of, premium and Additional Interest, if any, and interest (including Additional Interest) on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or, for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium and Additional Interest, if any, or interest (including Additional Interest) in respect of the Global Notes, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange) only at the direction of one or more Participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes in whole for Certificated Notes, which it will distribute to the Participants and which will be legended as set forth under the heading “Transfer Restrictions.”

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes.    If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Notes will be issued in exchange for the Global Notes.

FEDERAL INCOME TAX CONSIDERATIONS

The exchange of your old notes for new notes should not be a taxable exchange for United States federal income tax purposes, and you will have the same adjusted basis and holding period in the new notes as in the old notes immediately before the exchange. There can be no assurance that the Internal Revenue Service (the “Service”) will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

PLAN OF DISTRIBUTION

This prospectus, as it may be amended or supplemented from time to time, may be used by a Broker-Dealer (a “Participating Broker-Dealer”) in connection with the resale of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. Each such Participating Broker-Dealer that participates in the exchange offer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale. In addition, until November 5, 2003, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by Participating Broker-Dealers. new notes received by Participating Broker-Dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any Participating Broker-Dealer and/or the purchasers of any such new notes. Any Participating Broker-Dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any Participating Broker-Dealer that requests such documents in the letter of transmittal.

LEGAL MATTERS

The validity of the new notes offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Leslie’s Poolmart, Inc. at September 28, 2002 and September 29, 2001 for each of the three fiscal years in the period ended September 30, 2002, included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

LESLIE’S POOLMART, INC.

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts In Thousands)

	March 29, 2003	September 28, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,170	$17,996
Accounts and other receivables, net	5,483	7,398
Inventories	87,931	55,540
Prepaid expenses and other current assets	2,637	1,235
Deferred tax assets	11,681	7,678

Total current assets	113,902	89,847
Property, plant and equipment, at cost, net of accumulated depreciation	40,674	42,744
Goodwill, net	7,564	7,564
Deferred financing costs, net	734	1,080
Other assets	463	529

Total assets	$163,337	$141,764

Liabilities and Stockholders’ (Deficit)
Current liabilities:
Accounts payable	$51,281	$19,572
Accrued expenses	22,926	27,402
Income taxes payable	—	8,225
Current maturities of long-term debt	—	14

Total current liabilities	74,207	55,213
Line of credit borrowings	19,000	—
Other long-term liabilities	4,909	2,121
Senior notes	90,000	90,000
Deferred tax liabilities	1,812	1,812

Total liabilities	189,928	149,146

Commitments and contingencies	—	—
Redeemable preferred stock, $0.001 par value; Authorized—2,000,000 shares;
Issued and outstanding—45,716 Series A at March 29, 2003 and 45,517 Series A at September 28, 2002	45,716	45,517
Stockholders’ (deficit):
Common stock, $0.001 par value, Authorized 12,000,000 shares issued and outstanding 7,080,438 shares at March 29, 2003 and 7,065,438 shares at September 28, 2002	1	1
Stock subscriptions receivable	(450)	(450)
Paid-in capital	(45,247)	(45,278)
Retained deficit	(26,611)	(7,172)

Total stockholders’ deficit	(72,307)	(52,899)

Total liabilities and stockholders’ deficit	$163,337	$141,764

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar Amounts In Thousands)

	13 Weeks Ended		26 Weeks Ended
	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002
	(unaudited)		(unaudited)
Sales	$35,554	$34,258	$71,451	$65,140
Cost of merchandise sold and services sold, including warehousing and transportation expenses	19,244	19,324	39,343	37,092

Gross profit	16,310	14,934	32,108	28,048
Selling, general and administrative expenses	27,218	28,270	53,717	53,373
Amortization of goodwill	—	119	—	181

Operating loss	(10,908)	(13,455)	(21,609)	(25,506)
Other expenses/(income):
Interest expense	2,689	2,782	5,234	5,451
Interest income	(13)	(3)	(16)	(11)
Other expense	101	339	212	370

Total other expense	2,777	3,118	5,430	5,810

Net loss before taxes	(13,685)	(16,573)	(27,039)	(31,316)
Income tax benefit	(5,362)	(6,476)	(10,588)	(12,225)

Net loss	(8,323)	(10,097)	(16,451)	(19,091)
Series A Preferred Stock dividends and accretion	(1,550)	(1,319)	(2,988)	(2,592)

Loss applicable to common shareholders	$(9,873)	$(11,416)	$(19,439)	$(21,683)

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts In Thousands)

	26 Weeks Ended
	March 29, 2003	March 30, 2002
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(16,451)	$(19,091)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,559	4,176
Amortization of loan fees and discounts	346	326
Allowance for (recovery of) doubtful accounts	184	(3)
Loss on disposition of assets	212	369
Deferred income taxes	(4,003)	(6,241)
Changes in operating assets and liabilities
Accounts and other receivables	1,731	3,626
Inventories	(32,391)	(23,752)
Prepaid expenses and other current assets	(1,402)	(336)
Other assets	66	6
Accounts payable and accrued expenses	27,233	20,899
Income taxes payable	(8,225)	(5,999)

Net cash used in operating activities	(28,141)	(26,020)

Investing activities:
Purchase of property, plant and equipment	(2,704)	(4,383)
Proceeds from disposition of property, plant and equipment	3	12

Net cash used in investing activities	(2,701)	(4,371)

Financing activities:
Net line of credit borrowings	19,000	33,496
Payments of long-term debt	(14)	(22)
Proceeds from issuance of common stock, net	30	17

Net provided by financing activities	19,016	33,491

Net increase (decrease) in cash and cash equivalents	(11,826)	3,100
Cash and cash equivalents and beginning of period	17,996	6,768

Cash and cash equivalents at end of period	$6,170	$9,868

See accompanying notes to consolidated financial statements.

LESLIES POOLMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED).

1.     Presentation and Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended March 29, 2003 are not necessarily indicative of the results that may be expected for the year ended September 27, 2003.

The balance sheet at March 29, 2003 has been derived from the unaudited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in Leslie’s Poolmart, Inc.’s annual report on Form 10-K for the year ended September 28, 2002.

2.     Organization and Operation

Leslie’s Poolmart, Inc. is a specialty retailer of swimming pool supplies and related products. The Company markets its products under the trade name Leslie’s Swimming Pool Supplies through 413 retail stores in 33 states; a nationwide mail order catalog; and an Internet E-commerce capability. The Company also repackages certain bulk chemical products for retail sale. The Company’s business is highly seasonal as the majority of its sales and all of its operating profits are generated in the quarters ending June and September.

3.     Inventories

Inventories consists of the following:

	26 Weeks Ended
Amounts in thousands	March 29, 2003	September 28, 2002
	(unaudited)
Raw materials and supplies	$2,005	$660
Finished goods	85,926	54,880

Total Inventories	$87,931	$55,540

4.     Goodwill

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets, the Company applied the new rules on accounting for goodwill and other intangible assets deemed to have indefinite lives beginning on September 29, 2002. The Company no longer amortizes its goodwill under SFAS No. 142 but will be subjected to periodic assessments for impairment. The Company completed an asset impairment test at adoption and noted no indications of impairment. The unamortized balance of goodwill at March 29, 2003 was $7.6 million. Amortization expense of $119,000 and $181,000 was included in the consolidated statements of operations for the 13 and 26 weeks ended March 30, 2002, respectively.

LESLIES POOLMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(5)    Stock Based Compensation

The Company has adopted the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” which amends SFAS No. 123 “ Accounting for Stock-Based Compensation”. The Company has adopted the disclosure only provision of SFAS No. 123 and accordingly recognizes no compensation expense for employee stock option grants. Had compensation expense for these plans been determined consistent with SFAS No. 123, the Company losses would have increased by $15,000 and $30,000 for each of the 13 and 26 weeks ended March 29, 2003 and March 30, 2002, respectively.

(6)    Recent Accounting Pronouncements

Effective November 21, 2002, The Emerging Issues Task Force “EITF” issued EITF 02-16, “Accounting by a Customer (including a reseller) for certain consideration received from a vendor”. The release provides guidance on certain issues, including (1) the criteria for vendor consideration to be accounted for as a cost reimbursement, (2) the income statement recognition for consideration received from a vendor that is classified as a reduction of cost of sales, (3) what is considered stand-alone value requiring classification of vendor payments as revenue, and (4) transition and other issues. The adoption of this standard did not have a material impact on the operations or financial position of the Company.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Leslie’s Poolmart, Inc.:

We have audited the accompanying consolidated balance sheets of Leslie’s Poolmart, Inc. and subsidiaries as of September 28, 2002 and September 29, 2001 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended September 28, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leslie’s Poolmart, Inc. and subsidiaries at September 28, 2002 and September 29, 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 28, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Phoenix, Arizona

November 19, 2002

LESLIE’S POOLMART, INC.

CONSOLIDATED BALANCE SHEETS

	Sept. 28, 2002	Sept. 29, 2001
	(Dollar Amounts in Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$17,996	$6,768
Accounts and other receivables, net	7,398	7,450
Inventories	55,540	55,935
Prepaid expenses and other current assets	1,235	1,176
Deferred tax assets	7,678	6,118

Total current assets	89,847	77,447
Property, plant and equipment, at cost, net of accumulated depreciation	42,744	44,781
Goodwill, net	7,564	7,836
Deferred financing costs, net	1,080	1,744
Other assets	529	502

Total assets	$141,764	$132,310

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Current liabilities:
Accounts payables	$19,572	$19,449
Accrued expenses	27,402	23,329
Income Tax Payable	8,225	5,999
Current maturities of long-term debt	14	121

Total current liabilities	55,213	48,898
Other long term liabilities	2,121	—
Long-term debt	—	867
Senior notes	90,000	90,000
Deferred tax liabilities	1,812	2,515

Total liabilities	149,146	142,280

Commitments and contingencies	—	—

Redeemable preferred stock, $0.001 par value; Authorized—2,000,000 shares; Issued and outstanding—45,517 Series A at September 28, 2002 and 42,314 Series A at September 29, 2001, respectively	45,517	42,314
Stockholders’ (deficit):
Common stock, $0.001 par value, authorized 12,000,000 shares, Issued and outstanding 7,065,438 shares at September 28, 2002 and 7,057,105 at September 29, 2001, respectively	1	1
Stock subscription receivable	(450)	(450)
Paid-in capital	(45,278)	(45,295)
Retained deficit	(7,172)	(6,540)

Total stockholders’ deficit	(52,899)	(52,284)

Total liabilities and stockholders’ deficit	$141,764	$132,310

See accompanying notes to financial statements.

LESLIE’S POOLMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	Sept. 28, 2002	Sept. 29, 2001	Sept. 30, 2000
	(Dollar Amounts in Thousands)
Sales	$313,311	$301,700	$303,163
Cost of merchandise and services sold, including warehousing and transportation expenses, and related occupancy costs	166,340	166,402	171,968

Gross profit	146,971	135,298	131,195

Selling, general and administrative expenses	125,079	117,860	122,925
Unusual expense	1,500	—	230
Restructuring Charge	—	1,466	819
Amortization of goodwill	319	413	742

Operating Income	20,073	15,559	6,479

Other (income) expense
Interest expense	10,708	12,334	12,576
Interest income	(18)	(14)	(40)
Loss on disposition of fixed assets	1,332	919	1,477

Total other expense	12,022	13,239	14,013

Net income/(loss) before taxes	8,051	2,320	(7,534)
Income tax expense/(benefit)	3,358	1,102	(2,821)

Net income/(loss)	4,693	1,218	(4,713)
Series A preferred stock dividends and accretion	5,325	4,788	4,301

Loss applicable to common shareholders	$(632)	$(3,570)	$(9,014)

See accompanying notes to financial statements.

LESLIE’S POOLMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Stock Subscription Receivable	Additional Paid In Capital	Retained Earnings/ (Deficit)	Total Shareholders’ Equity/ (Deficit)
	Number of Shares	Amount
	(Dollar Amounts in Thousands, except share amounts)
Balance, at October 2, 1999	7,168,215	$1	$—	$(45,702)	$6,044	$(39,657)
Series A preferred stock dividends and accretion	—	—	—	—	(4,301)	(4,301)
Stock option compensation expense	—	—	—	424	—	483
Issuance of common stock	166,665	—	—	483	—	424
Net loss	—	—	—	—	(4,713)	(4,713)

Balance, at September 30, 2000	7,334,880	1	—	(44,795)	(2,970)	(47,764)
Series A preferred stock dividends and accretion	—	—	—	—	(4,788)	(4,788)
Repurchase common stock	(277,775)	—	—	(500)	—	(500)
Stock subscription receivable	—	—	(450)	—	—	(450)
Net income	—	—	—	—	1,218	1,218

Balance, at September 29, 2001	7,057,105	1	(450)	(45,295)	(6,540)	(52,284)
Series A preferred stock dividends and accretion	—	—	—	—	(5,325)	(5,325)
Issuance common stock	8,333	—	—	17	—	17
Net income	—	—	—	—	4,693	4,693

Balance, at September 28, 2002	7,065,438	$1	$(450)	$(45,278)	$(7,172)	$(52,899)

See accompanying notes to financial statements.

LESLIE’S POOLMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
	Sept. 28, 2002	Sept. 29, 2001	Sept. 30, 2000
	(Dollar Amounts in Thousands
OPERATING ACTIVITIES:
Net income/(loss)	$4,693	$1,218	$(4,713)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,044	8,623	8,579
Amortization of loan fees and discounts	664	675	629
Deferred income taxes	(2,263)	(304)	(1,283)
Allowance for doubtful accounts	437	104	502
Loss on disposition of assets	1,332	919	1,477
Compensation recognized for stock options	—	—	424
Changes in operating assets and liabilities:
Accounts and other receivables	(385)	1,589	(2,295)
Inventories	395	1,707	1,087
Prepaid expenses and other current assets	(59)	158	794
Other assets	(74)	23	(53)
Accounts payable and accrued expenses	4,195	(1,289)	7,301
Income taxes payable	2,226	1,726	(726)

Net cash provided by operating activities	20,205	15,149	11,723

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(8,040)	(7,371)	(9,129)
Proceeds from disposition of property, plant and equipment	20	138	473

Net cash used in investing activities	(8,020)	(7,233)	(8,656)

FINANCING ACTIVITIES:
Net line of credit borrowings/(repayments)	—	(5,342)	(3,226)
Payments of long-term debt	(974)	(108)	(100)
Purchase of common stock	—	(500)	—
Stock subscription receivable	—	(450)	—
Payment of deferred financing costs	—	—	(589)
Proceeds from issuance of common stock, net	17	—	483

Net cash used in financing activities	(957)	(6,400)	(3,432)

NET INCREASE/(DECREASE IN CASH AND CASH EQUIVALENTS	11,228	1,516	(365)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,768	5,252	5,617

CASH AND CASH EQUIVALENTS AT END OF YEAR	$17,996	$6,768	$5,252

See accompanying notes to financial statements.

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Business and Operations

Leslie’s Poolmart, Inc. (the Company) is a specialty retailer of swimming pool supplies and related products. As of September 28, 2002, the Company marketed its products under the trade name Leslie’s Swimming Pool Supplies through 410 retail stores in 33 states and through mail order catalogs sent to selected swimming pool owners nationwide. The Company also repackages certain bulk chemical products for retail sale. The Company’s business is highly seasonal as the majority of its sales and all of its operating profits are generated in the quarters ending in June and September.

On June 11, 1997, Leslie’s Poolmart (a California corporation—“Leslie’s California”) reincorporated in Delaware by merging into a wholly-owned Delaware subsidiary (the “Reincorporation”), changed its name to Leslie’s Poolmart, Inc. and merged Poolmart USA Inc., a newly-formed corporation, with and into the Company (the “Recapitalization”). As a result of the Recapitalization, (i) each outstanding share of common stock of Leslie’s California was converted into $2.90 cash (other than 1,797,525 shares owned primarily by members of management); and (ii) outstanding options covering approximately 4,150,000 shares of common stock, including those not yet vested, were exercised and retired for payment of the difference between the exercise price and $2.90 per share. The total value of the shares and options cashed out approximated $94,300,000, plus $5,229,000 in expenses associated with this transaction. In connection with the Recapitalization, the Company changed the authorized capital of the Company to 12,000,000 shares of common stock with a $0.001 par value and 2,000,000 shares of preferred stock with a $0.001 par value.

In order to finance the merger, the Company issued $90.0 million of its 10.375% Senior Notes and sold 5,370,690 shares of its common stock for proceeds of $15.6 million. As indicated above, certain directors and members of management converted some of the Leslie’s California common shares which they owned into shares of the Company’s common stock.

Also in connection with the Recapitalization, the Company issued 28,000 shares of its Series A Preferred Stock of the Company, par value $0.001 per share, at $1,000 per share for a total consideration of $28.0 million, consisting of cash and an exchange of the $10.0 million principal amount of Convertible Subordinated Debentures of Leslie’s California held by a major supplier. In connection with this transaction, the holder of the Series A Preferred Stock received Warrants to purchase up to 15.0% of the shares of the Company’s common stock at a purchase price of $0.01 per share (subject to adjustment) for a period of ten years.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include Leslie’s Poolmart, Inc., and its wholly-owned subsidiaries, Leslie’s Pool Brite, Inc., Sandy’s Pool Supply, Inc. and Blackwood & Simmons, Inc. All significant inter-company transactions and accounts have been eliminated.

Fiscal Periods

The Company fiscal year ends on the Saturday closest to September 30. The fiscal years ended on September 28, 2002, September 29, 2001, and September 30, 2000 included 52 weeks.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Accounts and Other Receivables, Net

Accounts and other receivables include allowances for doubtful accounts of $717,000, $422,000 and $369,000 at September 28, 2002, September 29, 2001 and September 30, 2000, respectively.

Allowance for doubtful accounts consists of the following:

	Balance at beginning of period	Additions Charged to costs and expenses	Deductions Write-off of bad debts	Balance at end of period
Balance at September 30, 2000	$237,000	$502,000	$(370,000)	$369,000
Balance at September 29, 2001	369,000	104,0000	(51,000)	422,000
Balance at September 28, 2002	422,000	437,000	(142,000)	717,000

Inventories

Inventories are stated at the lower of cost or market. The Company values inventory using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of normal maintenance and repairs are charged to expense as incurred.

Major replacements or improvements of property, plant and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in the statements of operations.

Depreciation and amortization are computed using the straight-line method (considering appropriate salvage values) based on the following estimated average useful lives:

	Sept. 28, 2002	Sept. 29, 2001
Land	$6,215,000	$6,215,000
Buildings and addresses	8,675,000	8,546,000
Vehicles, machinery and equipment	2,957,000	3,069,000
Leasehold improvements	35,301,000	33,235,000
Office furniture, equipment and other	27,705,000	29,864,000
Construction-in-process	2,597,000	3,025,000

	83,450,000	83,984,000
Less-accumulated depreciation and amortization	40,706,000	39,203,000

Total Property, Plant and Equipment	$42,744,000	$44,781,000

Goodwill

The excess of the acquisition price over the fair value of the net assets at the date of acquisition is included in the accompanying consolidated balance sheets as “Goodwill.” Goodwill is being amortized (straight-line) over forty years. In accordance with the provisions of SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets, the Company applied the new rules on accounting for goodwill and other

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

intangible assets deemed to have indefinite lives beginning on September 29, 2002. The Company also performed the required impairment tests of goodwill and indefinite lived intangible assets and there was no impairment identified. The Company will no longer amortize its goodwill under SFAS No. 142, but will subject its goodwill to periodic assessments as defined therein. The balance recorded at September 28, 2002 and September 29, 2001 was net of accumulated amortization of $3.1 million and $2.8 million, respectively. The Company amortized $319,000, $413,000 and $742,000 in the years ended September 28, 2002, September 29, 2001 and September 30, 2000. There will be no such amortization in fiscal 2003 and beyond.

Deferred Financing Costs

In connection with issuing the Senior Notes and signing the 1997 Credit Agreement, the Company paid $3.7 million in financing costs that are being deferred and amortized over the lives of the corresponding agreements. During fiscal 2000, the Company recorded an additional $0.7 million in financing costs associated with the 1997 Credit Agreement. The balance recorded at September 28, 2002 and September 29, 2001 was net of accumulated amortization of $3.0 million and $2.4 million, respectively.

Income Taxes

The Company provides for deferred income taxes relating to timing differences in the recognition of income and expense items (primarily depreciation and amortization) for financial and tax reporting purposes. Deferred taxes at September 28, 2002 and September 29, 2001 include a provision for the differences between tax and financial asset values except that deferred taxes were not provided with respect to amounts allocated to goodwill.

Sales

Revenue on retail sales is recognized upon purchase by the customer. Revenue on services, is recognized as services are performed and the fee is fixed or determinable and collection is probable. Terms are customarily FOB shipping point or point of sale, net of related discounts. The Company does not provide an estimated allowance for sales returns as they are deemed to be immaterial.

Cost of Sales

Included in cost of sales are the costs of services and purchased goods, chemical repackaging costs and related distribution costs. The Company recognizes consideration received from vendors at the time our obligations to purchase products or perform services have been completed. These items are recorded as a reduction in cost of goods sold in the statement of operations.

Shipping and Handling Costs

The Company records shipping and handling costs paid by customers are shown as a reduction in selling, general and administrative expenses. Likewise, the actual costs for shipping and handling have been have been charged to selling, general and administrative expenses.

Advertising

The Company expenses advertising during the period of the event. Advertising expense for the years ended September 28, 2002, September 29, 2001 and September 30, 2000 was approximately $7.4 million, $7.4 million and $7.3 million, respectively.

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Restructuring Costs

During the first quarter 2001, the Company recorded a restructuring charge of $1.5 million for expenses associated with its corporate relocation to Phoenix, Arizona. These expenses consisted primarily of the relocation related costs incurred after vacating its existing corporate location for employee relocation related expenses. The Company believes that the operating expense benefits of this move will continue to offset the previously incurred relocation costs. No restructuring reserve remains accrued at September 28, 2002.

Fair Value of Financial Statements

The fair value of the $90.0 million Senior Notes using quoted market prices as of September 28, 2002 is $131.1 million. The carrying amounts of other long-term debt approximate fair value because either the interest rate fluctuates based on market rates or interest rates appear to approximate market rates for similar instruments. The fair value estimates are subjective in nature and involve uncertainties and matters of judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements.

In accordance with the provisions of SFAS No. 141 Business Combinations, and SFAS No. 142 Goodwill and Other Intangible Assets, the Company applied the new rules on accounting for goodwill and other intangible assets deemed to have indefinite lives beginning on September 29, 2002. The Company also performed the required impairment tests of goodwill and indefinite lived intangible assets. The Company will no longer amortize its goodwill under SFAS No. 142, but will be subjected to periodic assessments as defined therein.

In April 2001, the Emerging Issues Task Force (EITF) issued Issue 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products. EITF 00-25 addresses the accounting and income statement classification of costs that a vendor incurs to or on behalf of a reseller in connection with the reseller’s purchase or promotion of the vendor’s products. The standard is effective for fiscal periods beginning after December 15, 2001 and was adopted by the Company as of October 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard applies to obligations associated with the retirement of tangible long-lived assets. The standard is effective for fiscal periods beginning after June 15, 2002 and was adopted by the Company as of October 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement) which supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of; however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

used.” The standard is effective for fiscal periods beginning after December 15, 2001 and was adopted by the Company in October 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses the following costs associated with an exit or disposal activity: 1) costs to terminate an existing contractual obligation, including but not limited to an operating lease; 2) incremental direct (and other) costs associated with the related disposal activity (such as costs to close or consolidate facilities); and 3) termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan covered by other pronouncements. Statement 146 superseded EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under Statement 146, liabilities for costs associated with an exit or disposal activity would be recognized in the period(s) in which they are incurred. Therefore, unlike the approach in EITF Issue 94-3 on restructuring charges, an entity’s commitment to a plan would not, in and of itself, result in the recognition of a liability. The adoption of the standard is not expected to have material impact on the operations or financial position of the Company.

3.    Inventories

Inventories consist of the following:

	Sept. 28, 2002	Sept. 29, 2001
Raw materials and supplies	$660,000	$182,000
Finished goods	54,880,000	55,753,000

Total inventory	$55,540,000	$55,935,000

4.    Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Sept. 28, 2002	Sept. 29, 2001
Land	$6,215,000	$6,215,000
Buildings and addresses	8,675,000	8,546,000
Vehicles, machinery and equipment	2,957,000	3,069,000
Leasehold improvements	35,301,000	33,235,000
Office furniture, equipment and other	27,705,000	29,864,000
Construction-in-process	2,597,000	3,025,000

	83,450,000	83,984,000
Less-accumulated depreciation and amortization	40,706,000	39,203,000

Total Property, Plant and Equipment	$42,744,000	$44,781,000

5.    Line of Credit Agreement

In June of 2000, the Company entered into a Loan and Security Agreement (the “Agreement”) with Foothill Capital Corporation. Under the Agreement, maximum borrowings are $65.0 million and the minimum amount available is not to fall below $40.0 million, and with a maturity date set at January 31, 2004. Under the Agreement, maximum borrowings are limited as a function of inventory or calculated EBITDA rates as defined in the Agreement. On September 28, 2002, there were no borrowings outstanding under the Agreement.

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Borrowings under the Agreement accrue interest at the lender’s reference rate or at LIBOR plus the applicable LIBOR rate margin. Based on the LIBOR rate margin at September 28, 2002, the interest rate at September 28, 2002 was 3.3%. The margins are determined by calculated LTM EBITDA rates as defined in the Agreement. The Agreement contains certain financial covenants that include minimum calculated EBITDA levels and maximum capital expenditure amounts. As of September 28, 2002, the Company was in compliance with these covenants.

6.    Long-Term Debt

Long-term debt consists of the following:

	Sept. 28, 2002	Sept. 29, 2001
Notes payable collateralized by security interest in certain assets, repaid in 2002	$—	$109,000
Notes payable collateralized by security interests in various properties, due in monthly installments maturing December 2002. Interest accrues at the rate of 9.6%.	14,000	879,000

	14,000	988,000
Less current portion	14,000	121,000

	$—	$867,000

7.    Senior Notes

On June 11, 1997, the Company issued $90.0 million aggregate principal amount of its 10.375 percent Senior Notes due July 15, 2004 (the “Notes”). The Notes were issued under an indenture (the “Indenture”) by and among the Company and U.S. Trust Company of California, N.A., as trustee.

Interest on the Notes accrues at the rate of 10.375 percent per annum and is payable semi-annually in arrears on each January 15 and July 15 commencing on January 15, 1998. The Notes are redeemable, in whole or in part, at the option of the Company on or after July 15, 2001, at the specified redemption prices.

The Notes are generally unsecured obligations of the Company and will be subordinated to any secured indebtedness of the Company. In the event of a change of control, the Company will be required to make an offer to purchase all outstanding Notes at a price equal to 101 percent of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains certain covenants which include, among other matters, limitations on the incurrence of additional indebtedness and the payment of dividends. At September 28, 2002, the Company was in compliance with these covenants.

8.    Leases

The Company leases certain store, office, distribution and manufacturing facilities under operating leases which expire at various dates through 2010. Lease agreements generally provide for increases related to cost of living indices and require the Company to pay for property taxes, repairs and insurance. Future annual minimum lease payments at September 28, 2002 are as follows:

2003	$25.5 million
2004	20.7 million
2005	15.1 million
2006	10.4 million
2007	6.5 million
Thereafter	3.6 million

$81.8 million

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Certain leases are renewable at the option of the Company for periods of one to ten years. Rent expense charged against income totaled $23.8 million, $22.5 million and $22.8 million in 2002, 2001 and 2000, respectively.

9.    Income Taxes

The provision/(benefit) for income taxes is comprised of the following:

	52 Weeks Ended September 28, 2002	52 Weeks Ended September 29, 2001	52 Weeks Ended September 30, 2000
Federal:
Current	$4,507,000	$1,129,000	$(1,233,000)
Deferred	(1,860,000)	(262,000)	(994,000)

	2,647,000	867,000	(2,227,000)

State:
Current	1,114,000	277,000	(305,000)
Deferred	(403,000)	(42,000)	(289,000)

	711,000	235,000	(594,000)

Total	$3,358,000	$1,102,000	$(2,821,000)

A reconciliation of the provision/(benefit) for income taxes to the amount computed at the federal statutory rate is as follows:

	52 Weeks Ended September 28, 2002	52 Weeks Ended September 29, 2001	52 Weeks Ended September 30, 2000
Federal income tax at statutory rate	$2,737,000	$793,000	$(2,562,000)
Permanent differences	151,000	157,000	278,000
State taxes, net of federal benefit	470,000	152,000	(537,000)

	$3,358,000	$1,102,000	(2,821,000)

The tax effect of temporary differences which give rise to significant portions of the deferred tax asset and liability are summarized below.

	Fiscal 2002		Fiscal 2001
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation and amortization	$—	$1,112,000	$—	$1,815,000
State income taxes	862,000	—	497,000	—
Inventory	1,881,000	—	1,874,000	—
Reserves and other accruals	2,893,000	—	1,736,000	—
Deferred Rent	874,000	—	1,198,000	—
Compensation accruals	687,000	—	318,000	—
Other	481,000	700,000	495,000	700,000

	$7,678,000	$1,812,000	$6,118,000	$2,515,000

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company has federal net operating losses (NOL) of $6.8 million available to offset future tax liabilities through 2007. The losses are subject to Internal Revenue Code Section 382 which limits the annual utilization of NOL’s after an ownership change. The Company’s annual Section 382 limitation is approximately $83,000. As such, approximately $6.4 million of these NOL’s will expire as worthless. As the Company utilizes the NOL, such amounts will reduce goodwill.

10.    Contingencies

The Company is a defendant in lawsuits or potential claims encountered in the normal course of business; such matters are being vigorously defended. In the opinion of management, the resolutions of these matters will not have a material effect on the Company’s financial position or results of operations.

On January 31, 2002, a former employee brought a purported class action lawsuit against the Company in California Superior Court for the County of Los Angeles. The complaint alleged failure to pay overtime wages, waiting time penalties and unfair business practices and sought monetary and injunctive relief. A claims made settlement totaling $1.2 million was reached by the parties during a mediation on April 2, 2002. The Court approved the settlement in a final fairness hearing on August 20, 2002. During the second quarter of 2002, the Company reserved a total of $1.5 million for this settlement and its related legal and other expenses. The majority of these settlement and legal related expenses were paid prior to September 28, 2002 and the Company believes that it has adequately reserved for the costs associated with this matter.

The Company’s general liability insurance program and employee group medical plan have self-insurance retention features of $250,000 and $100,000 per incident, respectively.

11.    401(k) Plan

The Company provides for the benefit of its employees a voluntary retirement plan under Section 401(k) of the Internal Revenue Code. During 2002, the plan covered all eligible employees and provided for a matching contribution by the Company of 50% of each participant’s contribution up to 4% of the individual’s compensation as defined. The expenses related to this program were $420,000, $423,000 and $491,000 for 2002, 2001 and 2000, respectively.

12.    Equity Transactions

Preferred Stock

In connection with the Recapitalization transaction, the Company sold 28,000 shares of Series A Preferred Stock for total consideration of $28.0 million. The Preferred Stockholder is entitled to an annual cumulative dividend (which is payable at the option of the Company either in cash or in additional shares of Preferred Stock for the first five years). The annual dividend is payable quarterly at the annual rate of 10.875 percent, compounded semi-annually. The Preferred Stockholder is entitled to elect 20 percent of the members of the Board of Directors of the Company.

The Preferred Stock may be redeemed at the option of the Company at any time at $1.010 per share plus accumulated and unpaid dividends. The Company is required to redeem the Preferred Stock in three equal installments terminating on the tenth anniversary of the date of issuance of the Preferred Shares.

In connection with the issuance of the Preferred Stock, the original Preferred Stockholder received 1,264,980 warrants to purchase common stock at an exercise price of $0.01 per share expiring in June of 2007. Of the $28.0 million face value of the Preferred Stock, $3.1 million was assigned to the value of these Warrants

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

and reflected as a discount on the Preferred Stock. This discount is being accreted over the life of the Preferred Stock. The terms of the Warrant Agreement provide for a proportionate adjustment of the warrants for stock splits and stock dividends and for additional warrant shares to be issuable in the event any of the 1997 NQ Options or ISO Options or options under the 1998 Plan are exercised. Based on the number of options outstanding at September 28, 2002, an additional 76,864 warrants could be granted if the options are exercised.

In the ordinary course of business, the Company purchases raw materials and finished goods pursuant to a multi-year purchase contract from the holder of the warrants issued to the original owners of the Preferred Stock. Management believes these transactions were under terms no less favorable to the Company than those arranged with other parties.

Common Stock

On February 15, 2001, the Board of Directors approved a resolution to amend the Corporation’s Certificate of Incorporation to effectuate a 5 for 1 stock split whereby each outstanding share of the Corporation’s common stock, par value $.001 per share, was converted into five shares of common stock. Following approval by the Corporation’s shareholders, the Charter Amendment was filed with the Delaware Secretary of State on February 22, 2001. The consolidated financial statements reflect the split as though it occurred at beginning of the periods presented.

On March 23, 2001, the Company individually, and Lawrence Hayward, President and CEO, Donald Anderson, Executive Vice President and CFO, and Green Equity Investors II, L.P., the (“Purchasers”) entered into two separate Stock Purchase Agreements, the (“Agreements”) with Brian P. McDermott, (“McDermott”) the Company’s former President and CEO (the “McDermott Transactions”). Pursuant to the Agreements, the Company repurchased 277,775 shares of the Company’s voting common stock held by McDermott for an aggregate purchase price of $499,995 and the other Purchasers acquired the remaining 554,985 shares of the Company’s voting common stock held by McDermott for an aggregate purchase price of $998,973. Also pursuant to the Agreements, (i) McDermott’s existing options were cancelled and of no further effect; (ii) McDermott resigned from his position as a director on the Board of Directors of the Company; and (iii) the existing Consulting Agreement, dated as of December 31, 1999, between McDermott and the Company was terminated.

As part of the McDermott Transactions, the Company entered into separate loan agreements with each of Mr. Hayward and Mr. Anderson, pursuant to which the Company loaned $225,000 to each of Hayward and Anderson, respectively, thereby providing a portion of the funds required for each of Anderson and Hayward to purchase the shares of the Company’s common stock held by McDermott. Each Loan, together with all accrued interest, will be due and payable to the Company in full, on the earlier of: 1) the date which is 7 years from the date hereof; or 2) the termination of Borrower’s employment with the Company for any reason, other than a termination by the Company. The loan agreements are secured by a portion of the shares being purchased by each of Hayward and Anderson, pursuant to Pledge Agreements executed concurrently by each of Hayward and Anderson. Additionally, the Company and Foothill Capital Corporation executed a first amendment to the existing Loan and Security Agreement to effectively permit the Company to make loans to employees in an aggregate amount not to exceed $500,000 at any time, compared to the previous limit of $250,000.

13.    Related Party Transactions

Leonard Green & Partners (“LGP”), a firm that manages Green Equity Investors II (“GEI”), Hancock Park Associates (“HPA”) and Leslie’s are parties to a Management Agreement dated June 11, 1997. The Management Agreement provides that Leslie’s will pay LGP an annual fee of $244,800 for ongoing management, consulting

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

and financial services. In addition, subject to certain approval requirements, the Management Agreement provides that either LGP or HPA may provide financial advisory or investment banking services for Leslie’s in connection with major financial transactions, and LGP or HPA will be paid a reasonable fee for such services. The Management Agreement terminates on the earlier of the tenth anniversary of its execution or the date that LGP affiliates holds 25% or less of the shares of Leslie’s that they held on the date of the Management Agreement.

During the years ended September 28, 2002, September 29, 2001, and September 30, 2000, the Company paid management fees to Leonard Green in the amount of $245,000 for each of the three years represented.

14.    Stock Based Compensation Plans

Pursuant to SFAS No. 123 “Accounting for Stock-Based Compensation,” the Company may continue to account for stock options granted in accordance with Accounting Principles Board Opinion No. 25, if the Company discloses results under SFAS 123. Had compensation cost for these plans been determined consistent with SFAS 123, the Company’s net loss would have increased by $56,000, $26,000 and $427,000 in 2002, 2001, and 2000 respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000 risk free interest rates of 4.0%, 4.0% and 6.4%, respectively; expected volatility of 0%; expected lives of 7 years for all options and no expected dividend yield. Based on these assumptions, the weighted average fair value of the options granted is $0.49, $0.49, and $1.44 in 2002, 2001 and 2000, respectively. All of the options issued in 2000 were subsequently cancelled.

During 1997, the Company adopted a non-qualified common stock option plan (the “NQ Option Plan”) and an incentive common stock option plan (the “ISO Option Plan”) and reserved 417,995 shares and 1,369,730 shares, respectively, of Leslie’s common stock for issuance upon the exercise of options to be granted to certain employees of Leslie’s thereunder. Options to purchase Leslie’s common stock have been granted at an exercise price of $1.00 per share for options granted under the NQ Option Plan (“NQ Options”) and $2.00 per share in the case of options granted under the ISO Option Plan.

NQ Options vest immediately. However, Leslie’s (and in some instances GEI and certain members of the HPA Group) have a right (“Call Option”) to repurchase a portion of each NQ Option (and a portion of any shares of Leslie’s common stock issued upon the exercise of any NQ Option (“NQ Option Shares”)) upon the option holder or stockholder ceasing to provide services to Leslie’s. If the NQ Option holder’s service termination occurs prior to the first anniversary of the consummation of the Transactions, two-thirds of the NQ Option and two-thirds of any NQ Option Shares may be repurchased; if the termination occurs on or after the first anniversary and before the second anniversary, the Call Option applies to one-third of the NQ Options and NQ Option Shares; and the Call Option will not apply to any NQ Options or NQ Option Shares if termination occurs on or after the second anniversary of the consummation of the Transactions. NQ Options have a term of ten years and remain exercisable without regard to any termination of employment of the holder, subject to the exercise of the Call Option as described above.

Under the ISO Plan, as amended, ISO Options vest in one-third increments on the first, second and third anniversaries of the original grant date. Options intended to qualify as “incentive stock options” and options not intended to so qualify may be granted under the ISO Option Plan. Pursuant to law, options intended to qualify as “incentive stock options” are subject to limitations on aggregate amounts granted and must be issued to any holder of 10% or more of the issuer’s outstanding common stock at 110% of fair market value. Vested ISO

LESLIE’S POOLMART, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Options may be exercised for 90 days post termination of employment, except in the case of the death of the option holder, in which case the vested portion may be exercised within twelve months from the date of termination. ISO Options have a term of ten years.

In November 1998, Leslie’s Board adopted its 1998 Incentive Stock Option Plan (the “1998 Plan”), and reserved 300,000 shares of nonvoting common stock for issuance thereunder. In January 2000, the Board approved an amendment to the Plan to increase the number of shares of nonvoting common stock issuable thereunder to 500,000 shares in the aggregate. Options to purchase Leslie’s nonvoting common stock have been granted at an exercise price of $2.00 per share.

On February 15, 2001, the Board of Directors approved a resolution to effectuate the “repricing” of options outstanding under the Company’s ISO Option Plan and the 1998 Plan. Under the program, 198,500 existing options were cancelled and holders thereof were entitled to receive new options on a date which would be at least 6 months and a day from the date of cancellation, at a price equal to the then market value of the Company’s stock. The options cancelled had exercise prices that were higher than the Board’s view of the then current market price of the Company’s stock and the higher exercise prices had impaired the ability of such options to fulfill their purpose.

A summary of option activities for all plans is as follows:

	Fiscal 2002		Fiscal 2001		Fiscal 2000
	Shares	Wt. Avg. Ex Price	Shares	Wt. Avg. Ex Price	Shares	Wt. Avg. Ex Price
Outstanding at beginning of year	1,683,830	$1.75	2,032,150	$2.88	1,814,660	$2.55
Granted	220,000	2.00	1,265,835	2.00	605,000	4.00
Exercised	(8,333)	2.00	—	—	(166,665)	—
Cancelled	(54,167)	2.00	(1,614,155)	3.41	(220,845)	2.90

Outstanding at end of year	1,841,330	$1.77	1,683,830	$1.75	2,032,150	$2.88

Exercisable at end of year	1,278,270	$1.67	997,160	$1.58	1,552,955	$2.63

The following table summarizes information about all stock options outstanding as of September 28, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighed Avg. Exercise Price	Number Exercisable	Weighed Avg. Exercise Price
$1.00	417,995	4.7	$1.00	417,995	$1.00
$2.00	1,423,335	9.0	$2.00	860,275	$2.00

	1,841,330	8.0	$1.77	1,278,270	$1.58

15.    Supplemental Cash Flow Disclosures

The Company paid interest charges of $10.1 million, $11.2 million and $12.5 million, in 2002, 2001 and 2000, respectively. The Company paid or was (refunded) income taxes of $3.4 million, $(344,545) and $165,000 in 2002, 2001 and 2000, respectively. The Preferred Stock dividends and the accretion of the Warrants are excluded from the statement of cash flows as non-cash transactions. The tax benefit for non-qualified stock options was excluded from the statement of cash flows as a non-cash transaction in 2000.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

Until November 5, 2003 (90 days after the date of this prospectus), all dealers effecting transactions in the new notes, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

$56,485,000

LESLIE’S POOLMART, INC.

OFFER TO EXCHANGE

NEW 10 3/8% SENIOR NOTES DUE 2008, SERIES B

FOR $56,485,000 OUTSTANDING PRINCIPAL AMOUNT OF

EXISTING 10 3/8% SENIOR NOTES DUE 2008, SERIES A

August 7, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    Indemnification of Officers and Directors

The Certificate of Incorporation of the Company eliminates the liability of the Company’s directors for monetary damages arising from a breach of their fiduciary duties to the Company and its stockholders, to the extent permitted by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law. The Company has entered into indemnification agreements with its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. Such agreements require the Company, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful; (ii) to advance the expenses actually and reasonable incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified; and (iii) to obtain directors’ and officers’ insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

ITEM 21.    Exhibits.

(a)    Exhibits:

Exhibit Number		Description

3.1	*	Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 6, 1997 (previously filed as Exhibit 3.1 to Registration Statement on Form S-1 filed on June 27, 1997)

3.2	*	Certificate of Designation, Preferences and Rights of Exchangeable Cumulative Redeemable Preferred Stock, Series A filed with the Delaware Secretary of State on June 11,1997 (previously filed as Exhibit 3.4 to Registration Statement on Form S-1 filed on June 27, 1997)

3.3	*	Certificate of Amendment to Certificate of Designation filed with the Delaware Secretary of State on November 16, 1998 (previously filed as Exhibit 3.6 to Annual Report on Form 10-K405 filed on December 22, 1998)

3.4	*	Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware Secretary of State on December 26, 2000 (previously filed on Exhibit 3.4 to Registration Statement on Form S-4 filed on July 18, 2003)

3.5	*	Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware Secretary of State on February 22, 2001 (previously filed as Exhibit 3.1 to Quarterly Report on Form 10-Q filed on May 15, 2001)

3.6	*	Bylaws of the Company (previously filed as Exhibit 3.5 to Registration Statement on Form S-1 filed on June 27, 1997)

4.1	*	Indenture dated as of May 21, 2003 between the Company and The Bank of New York (previously filed as Exhibit 4.1 to Registration Statement on Form S-4 filed on July 18, 2003)

Exhibit Number	Description
5.1	Opinion of Gibson, Dunn & Crutcher LLP

10.1*	Warrant dated March 12, 1999 for the purchase of shares of common stock of the Company issued to Green Equity Investors II, LP (previously filed as Exhibit 10.1 to Registration Statement on Form S-4 filed on July 18, 2003)

10.2*	Warrant dated June 11, 1997 for the purchase of shares of common stock of the Company issued to Occidental Petroleum Corporation (previously filed as Exhibit 10.2 to Registration Statement on Form S-4 filed on July 18, 2003)

10.3*	Stockholders Agreement and Subscription Agreement dated as of June 11, 1997 among the Company and Green Equity Investors II, LP and other persons contemplated thereby (previously filed as Exhibit 10.4 to Registration Statement on Form S-1 filed on June 27, 1997)

10.4*	Lease for Dallas Distribution Center (previously filed as Exhibit 10.7 to Registration Statement on Form S-1/A filed on July 21, 1997)

10.5*	Lease for Ontario Distribution Center (previously filed as Exhibit 10.8 to Registration Statement on Form S-1/A filed on July 21, 1997)

10.6*	Lease for Bridgeport Distribution Center (previously filed as Exhibit 10.9 to Registration Statement on Form S-1/A filed on July 21, 1997)

10.7*	Form of Director’s and Officer’s Indemnification Agreement dated as of June 11, 1997 between the Company and certain members of management (previously filed as Exhibit 10.10 to Registration Statement on Form S-1 filed on June 27, 1997)

10.8*	Management Agreement dated as of June 11, 1997 between the Company and Leonard Green & Partners, LP (previously filed as Exhibit 10.11 to Registration Statement on Form S-1 filed on June 27, 1997)

10.9*	Employment agreement dated December 31, 1999 between the Company and Lawrence H. Hayward (previously filed as Exhibit 10.20 to Annual Report on Form 10-K405 filed on December 29, 2000)

10.10*	Employment Agreement dated May 1, 2000 between the Company and Donald J. Anderson (previously filed as Exhibit 10.21 to Annual Report on Form 10-K405 filed on December 29, 2000)

10.11*	Loan and Security Agreement June 22, 2000 among the Company and Foothill Capital Corporation (previously filed as Exhibit 10.22 to Annual Report on Form 10-K405 filed on December 29, 2000)

10.12*	Amendment Number One to Loan and Security Agreement (previously filed as Exhibit 10.23 to Quarterly Report on Form 10-Q filed on May 15, 2001)

10.13*	Amendment Number Two to Loan and Security Agreement (previously filed as Exhibit 10.13 to Registration Statement on Form S-4 filed on July 18, 2003)

10.14*	Amendment Number Three to Loan and Security Agreement (previously filed as Exhibit 10.14 to Registration Statement on Form S-4 filed on July 18, 2003)

10.15*	Secured, Non-recourse Promissory Note and Pledge Agreement—Lawrence H. Hayward (previously filed as Exhibit 10.26 to Quarterly Report on Form 10-Q filed on May 15, 2001)

10.16*	Secured, Non-recourse Promissory Note and Pledge Agreement—Donald J. Anderson (previously filed as Exhibit 10.27 to Quarterly Report on Form 10-Q filed on May 15, 2001)

10.17*	Amended and Restated 1998 Incentive Stock Option Plan (previously filed as Exhibit 10.17 to Registration Statement on Form S-4 filed on July 18, 2003)

Exhibit Number	Description
10.18*	Amended and Restated 1997 Incentive Stock Option Plan (previously filed as Exhibit 10.18 to Registration Statement on Form S-4 filed on July 18, 2003)

10.19*	Form of Exchange Agreement between the Company and certain holders of the Company’s 10 3/8% Senior Notes due 2004 (previously filed as Exhibit 10.19 to Registration Statement on Form S-4 filed on July 18, 2003)
10.20*	Form of Registration Rights Agreement between the Company and certain holders of the Company’s 10 3/8% Senior Notes due 2004 (previously filed as Exhibit 10.20 to Registration Statement on Form S-4 filed on July 18, 2003)

12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges (previously filed as Exhibit 12.1 to Registration Statement on Form S-4 filed on July 18, 2003)

21.1*	Subsidiaries (previously filed as Exhibit 21.1 to Annual Report on Form 10-K405 filed on December 22, 1999)

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1*	Power of Attorney (previously filed as Exhibit 24.1 to Registration Statement on Form S-4 filed on July 18, 2003)

25.1*	Statement of Eligibility of The Bank of New York under the Trust Indenture Act of 1939, as trustee (previously filed as Exhibit 25.1 to Registration Statement on Form S-4 filed on July 18, 2003)

99.1*	Form of Letter of Transmittal (previously filed as Exhibit 99.1 to Registration Statement on Form S-4 filed on July 18, 2003)

99.2*	Form of Notice of Guaranteed Delivery (previously filed as Exhibit 99.2 to Registration Statement on Form S-4 filed on July 18, 2003)

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as Exhibit 99.3 to Registration Statement on Form S-4 filed on July 18, 2003)

99.4*	Form of Letter to Clients (previously filed as Exhibit 99.4 to Registration Statement on Form S-4 filed on July 18, 2003)

*	Previously filed

ITEM 22.    Undertakings

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto authorized, in the city of Phoenix, state of Arizona, on August 7, 2003

LESLIE’S POOLMART, INC.

By:	/s/ DONALD J. ANDERSON
Donald J. Anderson Executive Vice President, Chief Financial Officer and Secretary

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED.

NAME	TITLE	DATE

/s/ LAWRENCE H. HAYWARD Lawrence H. Hayward	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officers)	August 7, 2003

/s/ DONALD J. ANDERSON Donald J. Anderson	Director, Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	August 7, 2003

* John M. Baumer	Director	August 7, 2003

* John G. Danhakl	Director	August 7, 2003

Michael J. Fourticq	Director

NAME	TITLE	DATE

* Edward C. Agnew	Director	August 7, 2003

*By:	/s/ LAWRENCE H. HAYWARD
Lawrence H. Hayward (Attorney-in-fact)